Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

MOLDFLOW CORPORATION

at

$22.00 Net Per Share

by

SWITCH ACQUISITION CORPORATION

a wholly-owned subsidiary

of

AUTODESK, INC.

THE OFFER AND THE WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 12, 2008, UNLESS THE OFFER IS EXTENDED PURSUANT TO THE MERGER AGREEMENT.

The offer described in this Offer to Purchase (the “Offer”) is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, Inc., a Delaware corporation (“Autodesk”), Switch Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Autodesk (the “Purchaser”), and Moldflow Corporation, a Delaware corporation (Moldflow) (as it may be amended from time to time, the “Merger Agreement”).

The Board of Directors of Moldflow has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement are advisable, and in the best interest of Moldflow and its stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law (the “DGCL”), (iii) approved the Merger Agreement and (iv) recommended that Moldflow’s stockholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

This Offer is conditioned upon, among other things, the condition that, prior to the expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of shares of common stock par value $0.01 per share (the “Shares”) of Moldflow, that, together with any outstanding shares of common stock of Moldflow then owned by Autodesk and the Purchaser, represents at least a majority of: (i) all then outstanding Shares, plus (ii) all of the Shares issuable upon the exercise of all then outstanding Moldflow options that are vested and exercisable as of the expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the expiration date of the Offer assuming that the holder of such Moldflow options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer) plus (iii) all Shares issuable upon the exercise, conversion or exchange of then outstanding securities (other than Moldflow options) that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the expiration date of the Offer. The Offer is also subject to the satisfaction of certain other conditions as described in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the receipt of any other antitrust, competition or merger control or regulatory consents that Autodesk reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement, (iii) the receipt of governmental clearances, consents, approvals, orders and authorizations that Autodesk reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement, (iv) the absence of any governmental orders or any laws that would prohibit or prevent the Offer or the Merger, (v) the absence of any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger or (vi) the absence of any material adverse change in Moldflow. See Introduction, Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations” for more details of terms and conditions of the Offer.

Under the terms of the Merger Agreement, following the consummation of the Offer and the payment for all Shares tendered pursuant thereto, and subject to certain conditions described in this Offer to Purchase, the Purchaser will merge with and into Moldflow (the “Merger”) and all then outstanding Shares will be cancelled and converted into the right to receive $22.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash without interest thereon, less any required withholding taxes.

IMPORTANT

Any stockholder of Moldflow who holds Shares in such stockholder’s own name and desires to tender such Shares in the Offer should complete and sign the Letter of Transmittal accompanying this Offer to Purchase in accordance with the instructions therein, and deliver the Letter of Transmittal (together with the stock certificates representing all Shares to be tendered and all other required documents) to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or in lieu thereof, follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”.

Any stockholder of Moldflow who holds Shares in the name of a broker, dealer, commercial bank, trust company or other nominee and desires to tender such Shares in the Offer should request such broker, dealer, commercial bank, trust company or other nominee to tender Shares in the Offer on such Stockholder’s behalf. Stockholders of Moldflow who hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee in order to tender Shares in the Offer.

Any stockholder of Moldflow who desires to tender Shares in the Offer, but whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”.

Questions and requests for assistance in connection with the Offer should be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at the Purchaser’s expense from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees that hold Shares.

A summary term sheet describing the principal terms of the Offer appears on pages 1 through 5 of this Offer to Purchase, but stockholders of Moldflow should read this entire Offer to Purchase carefully before deciding whether to tender Shares in the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers (212) 440-9800

Stockholders Call Toll Free (877) 278-9677

May 15, 2008

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this Offer to Purchase, and for a more complete description of the terms of this tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more detailed description of the topics discussed in this summary term sheet.

The Offer; Parties to the Offer	Switch Acquisition Corporation (the “Purchaser”) is offering (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Moldflow Corporation (“Moldflow”) for $22.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash without interest thereon, less any required withholding taxes.

Autodesk, Inc. (“Autodesk”) and Moldflow are Delaware corporations. The Purchaser is a Delaware corporation and wholly-owned subsidiary of Autodesk. Autodesk formed the Purchaser for the purpose of acquiring Moldflow.

See Section 9 of this Offer to Purchase entitled “Certain Information Concerning the Purchaser and Autodesk”.

The Merger Agreement	The Purchaser is making the Offer pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of May 1, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Autodesk, the Purchaser and Moldflow.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; The Merger Agreement”.

Conditions to the Offer	The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), pay for any Shares that are tendered in the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time):

•

(i) the Minimum Condition (as defined below) has not been satisfied, (ii) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the receipt of any other antitrust, competition or merger control or regulatory consents that Autodesk reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement, in any such case on terms that do not involve an adverse regulatory condition as more fully described in this Offer to Purchase, (iv) the absence of any governmental orders or any laws that would prohibit or prevent the Offer or the Merger, in any such case on terms that do not involve an adverse regulatory condition as more fully described in this Offer to Purchase, (v) the absence of any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger or (vi) the absence of any material adverse change in Moldflow.

The Minimum Condition is the condition that there have been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with any Shares then owned by Autodesk or the Purchaser, represents at least a majority of: (i) all then outstanding Shares, plus (ii) all Shares issuable upon the exercise of all then outstanding Moldflow options that are vested and exercisable as of the expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the expiration date of the Offer assuming that the holder of such Moldflow options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (iii) all Shares issuable upon the exercise, conversion or exchange of then outstanding securities (other than Moldflow options) that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the expiration date of the Offer.

See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations”.

Expiration of the Offer	The Offer expires at 12:00 Midnight, New York City time, on Thursday, June 12, 2008 unless the Purchaser extends the Offer.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer”.

Extensions of the Offer	The Purchaser may (but is not required) to extend the Offer:

•

for one or more successive periods of 10 business days each in order to permit the satisfaction of the conditions to the Offer in the event that any conditions to the Offer, including the Minimum Condition and the other conditions set forth on Annex A to the Merger Agreement, are not satisfied or waived as of any then scheduled expiration of the Offer.

The Purchaser is required to extend the Offer:

•	for any period required by any rule, regulation, interpretation or position of the SEC, the staff of the SEC, or the Nasdaq Global Select Market that is applicable to the Offer;

•

for successive 10 business day periods each in order to permit additional time to satisfy the conditions to the Offer in the event any of the regulatory conditions to the Offer set forth on Annex A to the Merger Agreement have not been satisfied or waived as of the then scheduled expiration date of the Offer but all of the other conditions to the Offer set forth on Annex A to the Merger Agreement have been satisfied or waived as of the then scheduled expiration of the Offer; or

•

for one or more periods, each of a length to be determined solely by Autodesk, to permit additional time to satisfy the Minimum Condition in the event that the Minimum Condition is not satisfied as of the then scheduled expiration date of the Offer, but all other conditions to the Offer set forth on Annex A to the Merger Agreement have been satisfied or waived as of such then scheduled expiration date of the Offer, provided that the Purchaser shall not be required to extend the Offer for more than an aggregate of 30 calendar days beyond the initial expiration date of the Offer pursuant to this extension requirement.

Notwithstanding the foregoing, the Purchaser’s ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and the Merger are not consummated by July 31, 2008 (subject to extension until up to October 29, 2008 under certain circumstances) and the parties’ rights otherwise to terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer”.

Subsequent Offering Period	Immediately following the expiration of the Offer, the Purchaser may (but is not committing to) provide for a “subsequent offering period” of between 3 and 20 business days. The subsequent offering period permits the Purchaser to permit additional tenders of Shares.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer”.

Ability to Withdraw Tendered Shares	Any shares that are tendered in the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Thursday, June 12, 2008, and, unless accepted for payment pursuant to the Offer, may also be withdrawn at any time after Monday, July 14, 2008.

However, if the Purchaser provides for a “subsequent offering period,” Shares that are tendered in the Offer may not be withdrawn during the subsequent offering period. In addition, any Shares that are tendered during the subsequent offering period may not be withdrawn.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights”.

Certain Effects of the Offer; Deregistration	If the Offer is consummated but the Merger does not occur, the number of stockholders and the number of Shares of Moldflow that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares.

In addition, the Purchaser intends to and will cause Moldflow to apply for termination of registration of the Shares under the Securities Exchange Act, as amended (“Exchange Act”), as soon after the completion of the Offer as the requirements for such delisting and termination are met.

See Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration”.

The Merger	If the Offer is consummated, the Purchaser accepts and pays for all Shares that are tendered in the Offer and certain other conditions are satisfied, the Purchaser will merge with and into Moldflow and all then outstanding Shares will be cancelled and converted into the right to receive $22.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash without interest thereon, less any required withholding taxes.

If the Purchaser holds ninety percent (90%) or more of the outstanding Shares following consummation of the Offer, Autodesk intends to and will cause the Purchaser and Moldflow to consummate the Merger using the “short form” merger procedures available under the Delaware General Corporations Law (the “DGCL”).

If the Purchaser does not acquire at least ninety percent (90%) of the outstanding Shares pursuant to the Offer, Autodesk, the Purchaser and Moldflow will not be permitted to consummate the Merger without the approval of Moldflow’s stockholders.

In order to facilitate the Merger, Moldflow has granted the Purchaser a “top-up” option to acquire Shares directly from Moldflow. The purpose of the “top-up” option is to enable Autodesk, the Purchaser and Moldflow to consummate the Merger using the “short form” merger procedures available under the DGCL. Under the terms of the “top-up” option, after the Purchaser’s initial acceptance of Shares for payment pursuant to the Offer, if, the Purchaser would hold the ninety percent (90%) of the outstanding Shares (after giving effect to the issuance of Shares pursuant to this exercise of the “top up” option), Autodesk or the Purchaser each have the right to acquire the lowest number of Shares that, when added to all other Shares then held by Autodesk and the Purchaser (including Shares acquired in the Offer), would constitute 10,000 more Shares than the ninety percent (90%) threshold, at a price that is equal to the price paid for Shares pursuant to the Offer. In no event, however, may the Purchaser exercise this option to acquire more Shares than Moldflow’s then authorized Shares.

See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for Moldflow”.

Appraisal Rights	No appraisal rights will be available in connection with the Offer. If the Offer is consummated, however, appraisal rights will be available in connection with the Merger under the DGCL for those Moldflow stockholders who do not tender Shares in the Offer.

See Section 17 of this Offer to Purchase entitled “Appraisal Rights”.

Position of the Moldflow Board of Directors	The Board of Directors of Moldflow has unanimously:

•

determined and declared that the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement are advisable, and in the best interest of Moldflow and its stockholders;

•	approved the Offer and the Merger in accordance with the DGCL;

•	approved the Merger Agreement; and

•	recommended that Moldflow’s stockholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

See the “Introduction” to this Offer to Purchase.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 13 of this Offer to Purchase entitled “The Transaction Documents” for a more complete description of the Offer and the Merger.

QUESTIONS AND ANSWERS

Switch Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Moldflow Corporation, a Delaware corporation for $22.00 per Share (or any different amount per share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, Inc., Switch Acquisition Corporation and Moldflow Corporation (as it may be amended from time to time, the “Merger Agreement”). The following are some of the questions you may have as a stockholder of Moldflow Corporation in connection with the proposed Offer, and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the enclosed Letter of Transmittal.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms the “Purchaser,” “us,” “we” and “our” to refer to Switch Acquisition Corporation and, where appropriate, Autodesk, Inc. We use the term “Autodesk” to refer to Autodesk, Inc. alone and the term the “Moldflow” to refer to Moldflow Corporation. We use the term “Offer” to refer to the offer described in this Offer to Purchase and the term “Shares” to refer to shares of common stock of Moldflow that are the subject of the Offer.

Who is offering to buy my Shares?

Switch Acquisition Corporation is offering to buy your Shares. Switch Acquisition Corporation is a Delaware corporation and wholly-owned subsidiary of Autodesk, Inc., which is also a Delaware corporation. Autodesk formed Switch Acquisition Corporation for the sole purpose of acquiring Moldflow and, accordingly, Switch Acquisition Corporation has not carried on any activities other than in connection with the acquisition of the Moldflow.

See the “Introduction” to this Offer to Purchase and Section 9 of this Offer to Purchase entitled “Certain Information Concerning the Purchaser and Autodesk”.

How many Shares are you offering to buy?

The Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Moldflow on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” to this Offer to Purchase and Section 1 of this Offer to Purchase entitled “Terms of the Offer”.

How much are you offering to pay for my Shares?

The Purchaser is offering to pay you $22.00 per Share net to you in cash without interest thereon, less any required withholding taxes.

Will I have to pay any fees or commissions if I tender my Shares?

If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses in order to tender your Shares in the Offer.

If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders such Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $295 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. The Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares that are tendered in the Offer because Autodesk will contribute or otherwise advance funds to the Purchaser to enable the Purchaser to pay for the Shares that are tendered in the Offer. Autodesk expects to obtain the necessary funds from its existing cash balances and borrowings under its existing revolving credit facility. The Offer is not subject to any financing conditions or arrangements.

See Section 10 entitled “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Shares?

No. We do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the subsequent Merger.

Does the Moldflow Board of Directors recommend that I tender my Shares?

The Board of Directors of Moldflow has unanimously:

•

determined and declared that the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement are advisable, and in the best interest of Moldflow and its stockholders;

•	approved the Offer and the Merger in accordance with the Delaware General Corporation Law;

•	approved the Merger Agreement; and

•	recommended that Moldflow’s stockholders accept the Offer and tender their Shares into the Offer.

See the “Introduction” to this Offer to Purchase.

Is there a deadline for tendering my Shares?

You will have until 12:00 midnight, New York City time, on Thursday, June 12 2008, to tender your Shares in the Offer, unless we extend the Offer.

If you cannot deliver everything that is required to validly tender your Shares by that time, you may be able to use a guaranteed delivery procedure to tender your Shares. The procedures for tendering your Shares by guaranteed delivery are described later in this Offer to Purchase.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”.

Under what circumstances would you extend the Offer?

We may choose (but are not required) to extend the Offer beyond Thursday, June 12, 2008:

•

for one or more successive periods of 10 business days each in order to permit the satisfaction of the conditions to the Offer in the event that any conditions to the Offer, including the Minimum Condition and the other conditions set forth on Annex A to the Merger Agreement, are not satisfied or waived as of any then scheduled expiration of the Offer;

We are required to extend the Offer beyond Thursday, June 12, 2008:

•	for any period as required by any rule, regulation, interpretation or position of the SEC, the staff of the SEC, or the Nasdaq Global Select Market that is applicable to the Offer;

•

for successive 10 business day periods each in order to permit additional time to satisfy the conditions to the Offer in the event any of the regulatory conditions to the Offer set forth on Annex A to the Merger Agreement have not obtained or received but all of the other conditions to the Offer set forth on Annex A to the Merger Agreement have been satisfied or waived as of the then scheduled expiration of the Offer; or

•

for one or more periods, each of a length to be determined solely by Autodesk, to permit additional time to satisfy the Minimum Condition in the event that the Minimum Condition is not satisfied as of the then scheduled expiration date of the Offer, but all other conditions to the Offer set forth on Annex A to the Merger Agreement have been satisfied or waived as of such then scheduled expiration date of the Offer, provided that the Purchaser shall not be required to extend the Offer for more than an aggregate of 30 calendar days beyond the initial expiration date of the Offer pursuant to this extension requirement.

Notwithstanding the foregoing, our ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and the Merger are not consummated by July 31, 2008 (subject to extension until up to October 29, 2008 under certain circumstances) and the parties’ rights otherwise to terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement. In addition, notwithstanding the foregoing, the Purchaser’s obligations to extend the Offer will not impair Autodesk’s rights to terminate the Merger Agreement pursuant to the terms of the Merger Agreement.

The Purchaser also may (but is not committing to) provide for a “subsequent offering period” of between 3 and 20 business days following the consummation of the Offer.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer”.

What are the most significant conditions to the Offer?

The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares that are tendered in the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time):

•	(1) the Minimum Condition (as defined below) has not been satisfied;

•

(2) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•

(3) the receipt of any other antitrust, competition or merger control or regulatory consents that Autodesk reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement, in any such case on terms that do not involve an adverse regulatory condition as more fully described in this Offer to Purchase;

•

(4) the absence of any governmental orders or any laws that would prohibit or prevent the Offer or the Merger, in any such case on terms that do not involve an adverse regulatory condition as more fully described in this Offer to Purchase;

•	(5) the absence of any governmental proceedings that would, among other things, prohibit or prevent the Offer or the Merger; or

•	(6) the absence of any material adverse change in Moldflow.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary for the Offer, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the broker, dealer, commercial bank, trust company or other nominee that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares for more details.

If you are unable to deliver any documents or instruments that are required to tender your Shares to the depositary for the Offer by the expiration of the Offer, you may gain some extra time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary for the Offer using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the depositary for the Offer must receive the missing items within the time period specified in the notice.

See Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares”.

May I withdraw previously tendered Shares?

You may withdraw any previously tendered Shares at any time prior to 12:00 Midnight, New York City time, on Thursday, June 12, 2008 or such later date as the Offer may be extended, and, unless accepted for payment pursuant to the Offer, you may also withdraw any previously tendered Shares at any time after Monday, July 14, 2008.

If we provide for a “subsequent offering period,” however, you will not be able to withdraw any Shares that you previously tendered in the Offer or any of the Shares that you tender during the subsequent offering period.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights”.

How do I withdraw previously tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the depositary for the Offer, Computer Share Trust Company, N.A., while you still have the right to withdraw the Shares.

If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee that tendered your Shares to arrange for the withdrawal of your Shares.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights”.

If I decide not to tender my Shares, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into Moldflow and all then outstanding Shares will be cancelled and converted into the right to receive $22.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. We use the term “Merger” in this Offer to Purchase to refer to the merger that will follow the Offer.

If the Merger is consummated, Moldflow stockholders who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your shares in the Offer are that you will be paid earlier if you tender your Shares in the Offer and appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 entitled “Appraisal Rights” of this Offer to Purchase.

If the Offer is consummated but the Merger is not consummated, however, the number of Moldflow stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Moldflow may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration”.

If the Offer is consummated, will Moldflow remain a public company?

Following the consummation of the Offer, we will complete the Merger if and when the conditions to the Merger are satisfied. If the Merger is consummated, Moldflow no longer will be publicly owned. Even if the Merger is not consummated, following the consummation of the Offer:

•	there may not be a public trading market for the Shares; and

•

Moldflow may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies because we intend to and will cause Moldflow to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met.

See Section 7 entitled “Effect of Offer on Listing, Market for Shares and SEC Registration” of this Offer to Purchase.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. You will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer.

See Section 17 of this Offer to Purchase entitled “Appraisal Rights”.

What is the market value of my Shares as of a recent date?

On April 30, 2008, the last full day of trading before the public announcement of the Merger Agreement, the last sale price of Moldflow’s common stock reported was $19.76 per share. As of April 30, 2008, the Offer Price represented a premium of approximately thirty-six percent (36%) over the most recent six (6) month average closing price of Moldflow’s common stock. On May 14, 2008, the last full day of trading before the commencement of the Offer, the closing price of Moldflow’s common stock reported was $21.90 per share. We encourage you to obtain a recent quotation for shares of Moldflow’s common stock in deciding whether to tender your shares.

See Section 6 of this Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares”.

What will happen to my Moldflow option in the Offer and the Merger?

The vesting of each outstanding Moldflow option (a “Moldflow option”) that was granted under a Moldflow option plan will accelerate in full immediately upon the effective time of the Merger (the “Effective Time”). Each Moldflow option will be cancelled and extinguished and automatically converted into the right to receive a lump sum amount in cash equal to the number of Shares underlying such Moldflow option multiplied by the difference between $22.00 (or any different amount per Share that is paid in the Offer) and the exercise price per share of the cancelled Moldflow option, less applicable withholding taxes. Any Moldflow option with an exercise price that exceeds $22.00 shall be cancelled and extinguished without consideration.

Can holders of vested Moldflow options participate in the Offer?

The Offer is only for Shares and not for any Moldflow options to acquire Shares. If you hold vested but unexercised Moldflow options and you wish to participate in the Offer, you must exercise your Moldflow options in accordance with the terms of the applicable Moldflow option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. If you do not exercise your vested Moldflow options at the Effective Time, each vested Moldflow option held by you will be cancelled and extinguished and automatically converted into the right to receive a lump sum amount in cash equal to the number of Shares underlying such Moldflow option multiplied by the difference between $22.00 (or any different amount per Share that is paid in the Offer) and the exercise price per share of the cancelled Moldflow option, less applicable withholding taxes. Any Moldflow option with an exercise price that exceeds $22.00 shall be cancelled and extinguished without consideration.

What will happen to my Moldflow restricted stock in the Offer and the Merger?

If you have any outstanding shares of Moldflow’s common stock that are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Moldflow (“Moldflow restricted stock”) you may not tender your Moldflow restricted stock in the Offer. At the Effective Time of the Merger, your Moldflow restricted stock will vest and the restrictions thereon will lapse and each share of Moldflow restricted stock will be converted into the right to receive an amount of cash equal to $22.00, less applicable withholding taxes.

What will happen to my Moldflow restricted stock units in the Offer and the Merger?

If you have any unvested restricted stock units under any applicable restricted stock unit agreement with Moldflow (“Moldflow restricted stock units”), then, without any further action on your part, your Moldflow restricted stock units will vest in full and you will be entitled to receive the Offer Price for each vested Moldflow restricted stock unit, less applicable withholding taxes at the Appointment Time.

Are there any compensation arrangements between Autodesk and Moldflow’s directors and officers?

Autodesk has entered into a Retention Bonus Letter with Gregory W. Magoon, Moldflow’s chief financial officer, pursuant to which Autodesk (or one of its subsidiaries) will pay Mr. Magoon $75,000 if Mr. Magoon remains employed by Autodesk (or one of its subsidiaries) through February 28, 2009 and Mr. Magoon executes a release of claims. In addition, Autodesk has entered into a Retention Bonus Letter with A. Roland Thomas, the Chairman of Moldflow’s board of directors and its chief executive officer, pursuant to which Autodesk (or one of its subsidiaries) will pay Mr. Thomas $76,250 if Mr. Thomas remains employed by Autodesk (or one of its subsidiaries) through September 30, 2008 and Mr. Thomas executes a release of claims. Other than the Retention Bonus Agreement with Mr. Thomas, Autodesk has not entered into any compensation arrangements with any directors of Moldflow. In addition to these agreements, Autodesk may enter into employment compensation, severance or other employee benefits arrangements with certain of Moldflow’s employees; however, the specific terms of these compensation arrangements have not been agreed upon.

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

In general, a stockholder who sells shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If the Shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of fifteen percent (15%) under current law if the Shares were held for more than one year, and if held for one year or less such capital gains will be subject to tax at ordinary income tax rates.

See Section 5 of this Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences”.

We recommend that you consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the Offer?

You may call Georgeson, Inc, the information agent for the Offer, at (877) 278-9677. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of Moldflow Corporation:

INTRODUCTION

Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Moldflow Corporation, a Delaware corporation (“Moldflow”) at a purchase price of $22.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Autodesk, the Purchaser and Moldflow. The Purchaser is a corporation newly formed by Autodesk in connection with the acquisition of Moldflow. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, the Purchaser will be merged with and into Moldflow (the “Merger”), and Moldflow will continue as the surviving corporation (the “Surviving Corporation”) and be a wholly-owned subsidiary of Autodesk. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by stockholders of Moldflow, if such approval is required by applicable law. See Section 12 entitled “Purpose of the Offer; The Merger; Plans for Moldflow” of this Offer to Purchase. In the Merger, each outstanding Share (other than Shares held in the treasury of Moldflow or owned by Autodesk or the Purchaser, which shall automatically be cancelled and retired) shall automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive $22.00 per Share (or any different amount per Share that is paid in the Offer), net to the seller in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 entitled “The Transaction Documents” of this Offer to Purchase, which also contains a discussion of the treatment of stock options and other Moldflow equity awards.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser or Autodesk will pay all charges and expenses of the Depositary, Georgeson, Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The Board of Directors of Moldflow unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement are advisable, and in the best interest of Moldflow and its stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law (the “DGCL”), (iii) approved the Merger Agreement and (iv) recommended that Moldflow’s stockholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

Moldflow has advised Autodesk that Jefferies Broadview, a division of Jefferies & Company, Inc. (“Jefferies”), Moldflow’s financial advisor, rendered its opinion to the Moldflow Board of Directors that, as of April 30, 2008 and based upon and subject to factors and assumptions set forth therein, the $22.00 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Autodesk, the Purchaser and their respective affiliates). The full text of the written opinion of Jefferies, dated April 30, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, will be attached as an exhibit to Moldflow’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) to be filed with the Securities and Exchange Commission (the “SEC”) and which will be mailed to Moldflow’s stockholders with this Offer to Purchase. Jefferies provided its opinion for the information and assistance of Moldflow’s Board of Directors in connection with its consideration of the transactions contemplated by the Merger Agreement. Jefferies’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there have been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with any Shares then owned by Autodesk or the Purchaser, represents at least a majority of (i) all then outstanding Shares, plus (ii) all Shares issuable upon the exercise of all then outstanding Moldflow options that are vested and exercisable as of the expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the expiration date of the Offer assuming that the holder of such Moldflow options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (iii) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than Moldflow options) that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the expiration date of the Offer.

Moldflow has represented that as of April 30, 2008 there were 12,104,552 shares issued and outstanding, 252,603 of which shares were unvested or subject to a repurchase option, risk of forfeiture or other condition and there were outstanding stock options to purchase 1,156,124 Shares. Neither Autodesk nor the Purchaser currently beneficially owns any Shares except insofar as the Tender and Voting Agreements described in Section 13 entitled “The Transaction Documents; Tender and Voting Agreements” of this Offer to Purchase may be deemed to constitute beneficial ownership. Autodesk and the Purchaser disclaim such beneficial ownership. Based on the foregoing, the Purchaser believes that approximately 6,551,783 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by Moldflow (including pursuant to option exercises). Shares held by Moldflow’s directors and executive officers that are eligible to be tendered in the Offer represent, in the aggregate, approximately 3.8% of Moldflow’s outstanding Shares as of April 30, 2008, and these directors and officers have agreed to tender their Shares into the Offer pursuant to Tender and Voting Agreements. See Section 1 of this Offer to Purchase entitled “Terms of the Offer”.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

THE TENDER OFFER

1.  Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 entitled “Withdrawal Rights” of this Offer to Purchase. The term “Expiration Date” means 12:00 Midnight, New York City time, on Thursday, June 12, 2008 (the “Scheduled Expiration Date”), unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

In the Merger Agreement, the Purchaser has agreed that it may (but is not required to) extend the Offer beyond the Scheduled Expiration Date for one or more successive periods of 10 business days each in order to permit the satisfaction of the conditions to the Offer in the event that any conditions to the Offer, including the Minimum Condition and the other conditions set forth on Annex A to the Merger Agreement, are not satisfied or waived as of any then scheduled expiration of the Offer;

In the Merger Agreement, the Purchaser has agreed that it will be required to extend the Offer beyond the Scheduled Expiration Date:

•	for any period as may be required by any rule, regulation, interpretation or position of the SEC, the staff of the SEC, or the Nasdaq Global Select Market that is applicable to the Offer;

•

for successive 10 business day periods each in order to permit additional time to satisfy the conditions to the Offer in the event any of the regulatory conditions relating to the Offer set forth on Annex A to the Merger Agreement have not been satisfied or waived as of the then scheduled expiration of the Offer; or

•

for one or more periods, each of a length to be determined solely by Autodesk, in the event that the Minimum Condition is not satisfied as of the then scheduled expiration date of the Offer, but all other conditions to the Offer set forth on Annex A to the Merger Agreement have been satisfied or waived as of such then scheduled expiration date of the Offer, to permit additional time to satisfy the Minimum Condition, provided that the Purchaser shall not be required to extend the Offer for more than an aggregate of 30 calendar days beyond the initial expiration date of the Offer pursuant to this extension requirement.

The Purchaser’s ability and obligation to extend the Offer is subject to the parties’ right to terminate the Merger Agreement if the Offer and Merger are not consummated by July 31, 2008 (subject to extension until up to October 29, 2008 under certain circumstances) and the parties’ rights otherwise to terminate the Merger Agreement and the Offer pursuant to the terms of the Merger Agreement. The Purchaser also may make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of not fewer than 3 business days nor more than 20 business days immediately following the expiration of the Offer. There can be no assurance that the Purchaser will exercise its right to extend the Offer.

The Purchaser has also agreed in the Merger Agreement that, without the prior written consent of Moldflow, it will not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) impose conditions to the Offer that are in addition to the Minimum Condition and the conditions to the Offer set forth in Annex A to the Merger Agreement and adverse to Moldflow’s stockholders, (v) amend the conditions to the Offer set forth in Annex A to the Merger Agreement so as to broaden the scope of such conditions to the Offer, (vi) extend the Offer in any manner other than pursuant to and in accordance with the terms of the Merger Agreement, or (vii) amend or waive the Minimum Condition.

The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer also is subject to other terms and conditions. See Section 15 entitled “Conditions to the Purchaser’s Obligations” of this Offer to Purchase. The Purchaser believes that approximately 6,551,783 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by Moldflow (including pursuant to option exercises).

Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were theretofore accepted for payment) pending the receipt of governmental consents and all antitrust, competition or merger control consents in each case reasonably deemed necessary by Autodesk to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), or, subject to the limitations set forth in the Merger Agreement, not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the offer conditions, by giving oral or written notice of such delay or termination to the Depositary. The Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Condition), increase the Offer Price or amend the Offer in any respect. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Without limiting the obligation of the Purchaser under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act (which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of 5 business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

Moldflow has provided the Purchaser with Moldflow’s list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 1 entitled “Terms of the Offer” and Section 15 entitled “Conditions to the Purchaser’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized), and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under Section 15 entitled “Conditions to the Purchaser’s Obligations” of this Offer to Purchase, the Depositary, nevertheless, on behalf of the Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 entitled “Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by the Purchaser by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, the Purchaser increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.    Procedure for Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within 2 business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares nevertheless may be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within 3 trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation), and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Federal Income Tax Withholding. To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Stockholders who are not U.S. citizens or U.S. resident aliens should complete a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, included as part of the Letter of Transmittal, or other Form W-8 if applicable to provide the information and certification necessary to avoid backup withholding. See Instruction 8 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. The Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 entitled “Terms of the Offer” of this Offer to Purchase) or any defect or irregularity in the tender of any Shares. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after May 15, 2008), including, without limitation, the right to vote such Shares in such manner as such attorney and proxy or his substitute, in his sole discretion, shall deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of the Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (A) Shares tendered or (B) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise, and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after Monday, July 14, 2008; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, the Purchaser must pay for all shares tendered and immediately accept and pay for all Shares tendered and not withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase, any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be returned at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5.    Material U. S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or are exchanged for cash in the Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations, such as insurance companies, tax-exempt organizations or non-U.S. persons, or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar. This discussion does not address any other aspect of U.S. federal taxation or any aspect of state, local or foreign taxation.

The material U.S. federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger to such stockholder, including the application and effect of U.S. federal, state, local, foreign and other tax laws.

The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts (if any) that are or are deemed to be interest for federal income tax purposes, which will be taxed as ordinary income) and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In general, capital gains recognized by an individual will be subject to (a) a maximum United States federal income tax rate of fifteen percent (15%) if the Shares were held for more than one year, and (b) ordinary income tax rates if held for one year or less. Capital losses may be subject to limits on deductibility.

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a twenty-eight percent (28%) rate. See Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Corporations are not subject to backup withholding. Each stockholder should consult with such holder’s own tax advisor as to such holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. Each non--corporate stockholder should complete and submit the Substitute Form W-9 included in the Letter of Transmittal. Persons not eligible to complete a Form W-9 (i.e., Stockholders who are not U.S. citizens or U.S. resident aliens) should complete the Form W-8BEN included in the Letter of Transmittal (or other Form W-8, if applicable) in order to avoid backup withholding.

6.    Price Range of Shares; Dividends on the Shares.

The Shares currently trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MFLO.” The following table sets forth the high and low closing sales prices per Share for the periods indicated, as reported on published financial sources.

	High	Low
Year Ended June 30, 2006:
First Quarter	$12.25	$11.31
Second Quarter	13.89	11.90
Third Quarter	15.70	12.70
Fourth Quarter	15.80	11.60
Year Ending June 30, 2007:
First Quarter	$12.33	$11.31
Second Quarter	13.95	11.90
Third Quarter	15.03	13.37
Fourth Quarter	23.10	14.82
Year Ended June 30, 2008:
First Quarter	$23.85	$15.09
Second Quarter	19.75	15.24
Third Quarter	17.54	12.42
April 1-May 14	21.97	17.70

On April 30, 2008, the last full day of trading before the public announcement by Moldflow of its execution of an agreement with Autodesk and the Purchaser to acquire Moldflow at a price of $22.00 per share, the last sale price of Moldflow’s common stock reported was $19.76 per share. As of April 30, 2008, the Offer Price represented a thirty-six percent (36%) premium over Moldflow’s most recent six (6) month average closing price. On May 14, 2008, the last full day of trading before the commencement of the Offer, the closing price of Moldflow’s common stock reported was $21.90 per share. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from Moldflow, including the materials referred to in Section 8 entitled “Certain Information Concerning Moldflow” of this Offer to Purchase.

Moldflow has never declared or paid any cash dividends on its common stock. Pursuant to the Merger Agreement, Moldflow has agreed not to declare, pay or set aside any dividend or other distribution in respect of its capital stock other than cash dividends made by any direct or indirect wholly-owned subsidiary of Moldflow to Moldflow or one of its subsidiaries.

7.    Effect of Offer on Listing, Market for Shares and SEC Registration.

The purchase of the Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than the Purchaser.

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Moldflow to the SEC if there are fewer than 300 record holders of Shares. If such registration were terminated, Moldflow would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and ten percent (10%) stockholders of Moldflow would no longer be subject to the “short-swing” insider trading reporting and profit recovery provisions of the Exchange Act or the proxy statement requirements of the Exchange Act in connection with stockholders’ meetings; and the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board’s “margin list.” Furthermore, if such registration were terminated, persons holding “restricted securities” of Moldflow may be deprived of their ability to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The Purchaser intends to and will cause Moldflow to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8.    Certain Information Concerning Moldflow.

Except as specifically set forth herein, the information concerning Moldflow contained in this Offer to Purchase has been taken from or is based upon information furnished by Moldflow or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Moldflow’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Autodesk nor the Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither Autodesk nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Moldflow, whether furnished by Moldflow or contained in such documents and records, or for any failure by Moldflow to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Autodesk or the Purchaser.

General. Moldflow was incorporated in Delaware in 1997. Its principal executive offices are located at 492 Old Connecticut Path, Suite 401, Framingham, Massachusetts, 01701, and the telephone number of Moldflow is (508) 358-5848. Moldflow’s business is focused on providing computer aided engineering software solutions that enable plastics designers and manufacturers to predict and solve manufacturing related challenges prior to production. Moldflow’s solutions and services help companies manufacture less expensive and more reliable products by increasing the effectiveness of their product and mold designs as well as improving efficiencies across their manufacturing processes.

Fiscal Year 2008 Financial Forecasts.

Moldflow’s management has informed Autodesk and the Purchaser that they do not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and they are especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with Autodesk’s due diligence review of Moldflow, for the fiscal year 2008. In connection with Autodesk’s due diligence review, Moldflow provided Autodesk non-public financial forecasts regarding revenue ($62,751,100) and EBITDA ($14,610,300) (exclusive of stock-based compensation expense) for the fiscal year 2008.

Although Autodesk was provided with projections, we did not rely on these projections in deciding whether to enter into the Merger Agreement. Moldflow has advised Autodesk and the Purchaser that the internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, Moldflow has further advised Autodesk and the Purchaser that the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants and that the financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by Moldflow to Autodesk.

All projections are forward-looking statements. These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Moldflow’s management. Moldflow has advised Autodesk that important factors that may affect actual results and result in such forecast not being achieved include, but are not limited to, the success and growth of Moldflow’s products; competition and other risks associated with the market for Moldflow’s products and services; Moldflow’s ability to develop and introduce new products or enhancements and fixes to existing products; Moldflow’s ability to achieve and maintain market acceptance of new products or enhancements; Moldflow’s ability to attract and retain key personnel; Moldflow’s ability to protect its intellectual property and other proprietary rights; conflicts with the intellectual property of third parties; adverse regulatory or legal actions; Moldflow’s ability to manage its growth; Moldflow’s ability to successfully maintain effective internal controls; and other risks detailed in Moldflow’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission on September 13, 2007. In addition, Moldflow has advised Autodesk that the internal financial forecasts may be affected by Moldflow’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which Moldflow’s management made the financial forecasts necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Moldflow’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, neither Moldflow nor Autodesk can give assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Offer to Purchase should not be regarded as an indication that any of Moldflow, Autodesk or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of Moldflow, Autodesk or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of Autodesk, nor, to the knowledge of Autodesk, Moldflow, intends to make publicly available any update or other revisions to these internal financial forecasts. None of Autodesk or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Moldflow compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Moldflow has made no representation to Autodesk or the Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Available Information. Moldflow is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Moldflow’s directors and officers, their remuneration, stock options granted to them, the principal holders of Moldflow’s securities, any material interests of such persons in transactions with Moldflow and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on November 21, 2007 and distributed to Moldflow’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements, and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.    Certain Information Concerning the Purchaser and Autodesk.

The Purchaser is a Delaware corporation incorporated on April 30, 2008, with principal executive offices at 111 McInnis Parkway, San Rafael, California 94903. The telephone number of its principal executive offices is (415) 507-5000. To date, the Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Offer and the execution and delivery of the Merger Agreement and the transactions contemplated by the Merger Agreement. The Purchaser is a wholly-owned subsidiary of Autodesk.

Autodesk is a Delaware corporation incorporated in April 1982 in California and reincorporated in Delaware in 1994. Autodesk’s principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903. The telephone number of Autodesk’s principal executive offices is (415) 507-5000. Autodesk is one of the world’s leading design software and services companies, offering products and solutions to customers in the architectural, engineering, construction, manufacturing, geospatial mapping and digital media markets.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of the Purchaser and Autodesk and certain other information are set forth on Annex I hereto.

Except as set forth in Section 13 entitled “The Transaction Documents; Tender and Voting Agreements” and elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Autodesk and the Purchaser and, to the knowledge of Autodesk and the Purchaser, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Autodesk, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Moldflow; (ii) none of Autodesk, the Purchaser and, to the knowledge of Autodesk and the Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Moldflow during the past 60 days; (iii) none of Autodesk, the Purchaser and, to the knowledge of Autodesk and the Purchaser, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Moldflow (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Autodesk, the Purchaser, their subsidiaries or, to knowledge of Autodesk and the Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Moldflow or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Autodesk, the Purchaser, their subsidiaries or, to Autodesk’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Moldflow or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Autodesk is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Autodesk is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and certain of its officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Autodesk. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Moldflow in Section 8 entitled “Certain Information Concerning Moldflow” of this Offer to Purchase.

10.    Source and Amount of Funds.

The Offer is not subject to any financing conditions or arrangements. Autodesk and the Purchaser estimate that the Purchaser will need approximately $295 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. The Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares that are tendered in the Offer because Autodesk will contribute or otherwise advance funds to the Purchaser to enable the Purchaser to pay for the Shares that are tendered in the Offer. Autodesk expects to obtain the necessary funds from its existing cash balances and borrowings under its existing revolving credit facility. No plans have been made to finance or repay such borrowings after the consummations of the transactions contemplated by the Merger Agreement.

Existing Revolving Credit Facility. On August 17, 2007, Autodesk entered into a Credit Agreement (the “Credit Agreement”) with Citibank, N.A. (“Citibank”), as agent and the lenders party to the Credit Agreement. The Credit Agreement provides for a $250,000,000 unsecured revolving credit facility, which may be used to borrow revolving loans for working capital and general corporate purposes of Autodesk and its subsidiaries.

Revolving loans may be borrowed, repaid and reborrowed until August 17, 2012, at which time all amounts borrowed must be repaid. As of May 14, 2008, approximately $60 million in borrowings were outstanding under the Credit Agreement. Revolving loans will bear interest, at Autodesk’s option, at either (i) a floating rate per annum equal to the base rate, which is defined as the greatest of (A) Citibank’s prime rate, (B) three-month certificate of deposit rates, plus 0.500%, or (C) the federal funds rate, plus 0.500%, or (ii) a per annum rate equal to the rate at which dollar deposits are offered in the London interbank market, plus a margin of between 0.400% and 1.000%, depending on Autodesk’s leverage ratio as of the most recently ended fiscal quarter. In addition, a utilization fee of 0.125% per annum will be added to the above determined applicable interest rate at any date the aggregate outstanding advances exceed 50% of the aggregate commitments. A default interest rate shall apply on all obligations during a payment event of default under the Credit Agreement at a rate per annum equal to 2.000% above the applicable interest rate. Autodesk will pay to each lender a facility fee on a quarterly basis based on the amount of each lender’s commitment to make loans, of between 0.100% and 0.250%, depending on Autodesk’s leverage ratio as of the most recently ended fiscal quarter. Revolving loans may be prepaid without penalty. Autodesk is also obligated to pay agent fees customary for a credit facility of this size and type.

The Credit Agreement requires Autodesk to maintain a maximum leverage ratio and a minimum interest coverage ratio during the term of the credit facility as is customary for a credit facility of this size and type. In addition, the Credit Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict the ability of Autodesk and its subsidiaries to, among other things, grant liens or enter into agreements restricting their ability to grant liens on property, enter into mergers, dispose of assets, change their accounting or reporting policies, change their business and incur subsidiary indebtedness, in each case subject to customary exceptions for a credit facility of this size and type.

The Credit Agreement includes customary events of default that, include among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain ERISA events. The occurrence of an event of default could result in the acceleration of the obligations under the Credit Agreement.

11.    Background of Offer; Past Contacts or Negotiations with Moldflow.

The information set forth below regarding Moldflow has been taken from or is based upon information furnished by Moldflow or its representatives or upon publicly available documents and records on file with the SEC and other public sources. Neither Autodesk nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Moldflow, whether furnished by Moldflow or contained in such documents and records, or for any failure by Moldflow to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Autodesk or the Purchaser.

As part of the continuous evaluation of its businesses and plans, Autodesk’s Board of Directors regularly considers a variety of strategic options and transactions. From time to time, Autodesk’s Board of Directors has considered different potential strategic transactions in the digital prototyping segment.

In March 2007, A. Roland Thomas, Moldflow’s Chief Executive Officer, received a telephone call from the Chief Executive Officer of a company (“Company A”) in the product lifecycle management (“PLM”) and computer aided design (“CAD”) software solutions space. During that call, the Chief Executive Officer of Company A indicated that Company A was interested in making a proposal to acquire Moldflow and indicated a potential range of value that Company A might be willing to pay. Mr. Thomas informed the Chief Executive Officer of Company A that he would advise the Moldflow Board of the substance of the conversation.

In light of the conversation between Mr. Thomas and the Chief Executive Officer of Company A, in March 2007 the Moldflow Board held a meeting at which it considered Company A’s expression of interest. At this meeting, the Moldflow Board concluded that that the range of value being offered by Company A was inadequate. However, in its consideration of Company A’s expression of interest, the Moldflow Board reviewed Moldflow’s short and long-term business strategies as well as market trends in the industry and the challenges confronting Moldflow in attaining its strategic objectives and concluded that it would be advisable to consider Moldflow’s potential attractiveness to other companies in the engineering and design software solutions space.

Following the Moldflow Board’s deliberations in March 2007, the Moldflow Board established a special transaction committee in April 2007 consisting of Frank W. Haydu III and Robert J. Lepofsky, both of whom are independent directors, to assist the Moldflow Board in exploring a potential sale transaction (the “Transaction Committee”). The Moldflow Board delegated to the Transaction Committee the authority to consider and approve the terms of Moldflow’s engagement of a financial advisor, oversee the process by which Moldflow would solicit indications of interest from potentially interested parties and engage in discussions and negotiations with such parties. In June 2007, representatives from Jefferies Broadview, a division of Jefferies & Company, Inc., (“Jefferies”) met with the Transaction Committee and then with members of the Moldflow Board to discuss the then current merger and acquisition environment and Moldflow’s potential attractiveness as an acquisition target. Representatives of Goodwin Procter LLP (“Goodwin Procter”), Moldflow’s outside legal counsel, also attended these meetings. The Moldflow Board and Transaction Committee discussed with Jefferies ways to maximize stockholder value and various strategic alternatives, including a possible sale of or other strategic transaction involving Moldflow. Based on these discussions, the Moldflow Board authorized Jefferies to conduct a competitive process to solicit interest for the strategic sale of Moldflow. The Moldflow Board further instructed the Transaction Committee, Moldflow’s management team and Jefferies to carry out such process in a reasonably expeditious manner so that Moldflow could evaluate the level of interest in an acquisition transaction and weigh the relative benefits to stockholders of moving forward with a sale of Moldflow compared with continuing to grow the business independently. The Moldflow Board considered the potential advantages and disadvantages of discussing a potential transaction with other parties, including the potential disruptions to Moldflow’s business of a long and protracted process, in particular the effect on customers and employees. The Moldflow Board discussed with Jefferies the parties who had the ability and potential interest to acquire Moldflow and instructed Jefferies initially to solicit indications of interest from 21 companies (inclusive of Autodesk) in the enterprise software solutions, CAD and engineering software solutions, PLM software solutions and manufacturing software solutions industries.

Of the 21 companies that Moldflow approached, three expressed preliminary interest in Moldflow and entered into confidentiality agreements with Moldflow. Autodesk expressed a general interest in Moldflow but in light of then existing business and strategic reasons indicated that it was unable at that time to consider a strategic transaction with Moldflow. Throughout the summer of 2007 and into the fall of 2007, management and Jefferies held various discussions with the three companies that executed confidentiality agreements to gauge their respective levels of interest in potentially acquiring Moldflow. During this same period of time, the Transaction Committee and the Moldflow Board met periodically to discuss the status of the discussions. In addition, in October 2007 a computer aided design and manufacturing software solutions company (“Company B”) with whom Moldflow had previously had discussions concerning Moldflow’s potential acquisition of Company B raised the possibility of acquiring Moldflow. However, Company B indicated that it would have to secure financing in order to be in a position to make a credible proposal to Moldflow and, accordingly, discussions did not progress further at that time. In October 2007 Moldflow also initiated contact with a company in the plastic injection molding equipment and services space (“Company C”) with whom Moldflow was familiar. In addition, in the fall of 2007 Moldflow approached three private equity firms that the Moldflow Board believed might be logical financial buyers for Moldflow, but all of these firms indicated that they were not interested in exploring a potential acquisition of Moldflow. Accordingly, in November 2007, following a discussion of the status of the process and after having received no indications of interest from the any of the prospective buyers with whom contact was initiated and concluding that any such interest was not likely to be forthcoming in the near term, the Moldflow Board terminated its formal sale process and disbanded the Transaction Committee.

On December 4, 2007, representatives of Company C and management of Moldflow exchanged e-mails regarding potential dates in January 2008 on which the parties could meet to discuss whether Company C might have an interest in exploring a strategic transaction with Moldflow.

On December 19, 2007, Kenneth R. Welch, Moldflow’s Chief Operating officer, received a telephone call from Robert Kross, Senior Vice President, Manufacturing Solutions, of Autodesk. On this call, Mr. Kross indicated that Autodesk was now in a position to explore a potential strategic transaction with Moldflow. A follow up telephone conversation took place on December 20, 2007 between business development representatives of Moldflow and Autodesk at which the parties agreed to meet on January 24, 2008 to discuss Autodesk’s level of interest. In anticipation of that meeting, the parties executed a customary confidentiality agreement effective as of January 1, 2008. In view of these discussions, the Moldflow Board called a special meeting for January 28, 2008 to discuss Autodesk’s inquiry and expression of interest.

On January 21, 2008, representatives of Company C and management of Moldflow exchanged e-mails regarding potential dates on which the parties could meet to discuss whether Company C might have an interest in exploring a strategic transaction with Moldflow.

On January 24, 2008, representatives of Moldflow and Autodesk held a meeting at which Moldflow’s representatives provided an overview of Moldflow’s business and operations and representatives of Autodesk provided an overview of the strategic objectives of the business unit into which Moldflow would be integrated should a transaction between the parties occur. In addition, the parties discussed Autodesk’s approach to acquisitions and requirement to have an exclusivity period to conduct diligence.

On January 25, 2008, a financial advisor to one of the 21 companies that had participated in Moldflow’s 2007 sale process (“Company D”) met with Mr. Lepofsky. During this discussion, Company D’s financial advisor indicated that Company C was considering re-engaging in discussions with Moldflow regarding a possible strategic transaction.

At the January 28, 2008 meeting of the Moldflow Board, the Moldflow Board discussed in general terms the discussions that had taken place with representatives of Autodesk. Goodwin Procter reviewed with Moldflow Board its fiduciary duties in connection with considering a potential sale of Moldflow. Moldflow Board concluded that it would be advisable for representatives of Jefferies and Goodwin Procter to attend the Moldflow Board regularly scheduled meeting to be held on January 31, 2008 and to further discuss Autodesk’s approach.

At the January 31, 2008 meeting of the Moldflow Board, Moldflow’s management, representatives from Jefferies and Goodwin Procter LLP, discussed Autodesk’s indication of interest in the context of Moldflow’s long-term and short-term business strategies. In particular, they discussed the focus on Moldflow’s computer aided engineering software solutions business following the disposition of Moldflow’s manufacturing solutions business in June 2007 and the execution risks inherent in that strategy, then existing conditions in the markets generally as well as in Moldflow’s industry, the current mergers and acquisitions environment, and the process undertaken by Moldflow in 2007 which had not resulted in the receipt of any indications of interest to acquire Moldflow. The Moldflow Board discussed with its advisors the Moldflow Board’s fiduciary duties and the implications of Moldflow’s consideration of Autodesk’s interest in light of the fact that Moldflow was not actively looking to engage in a sale or other strategic transaction. The Moldflow Board also discussed valuation and other relevant matters. The Moldflow Board engaged in general discussions around the strategic reasons to pursue such a transaction with Autodesk should it make a formal offer, as well as the potential advantages and disadvantages of discussing a potential transaction with other parties. The Moldflow Board also discussed potential disruptions to Moldflow’s business should such a “market check” be pursued or if a transaction were announced, and in particular, the likelihood that a market check would be productive in view of the formal sale process recently undertaken by Moldflow. The Moldflow Board also discussed Company D’s inquiry and the likelihood that Company D might have an interest in pursuing a strategic transaction with Moldflow. In addition, the Moldflow Board discussed the circumstances surrounding the termination of discussions with Company C in November 2007 and the status of Company C’s potential interest. Following this discussion, the Moldflow Board concluded that it would be in the best interests of Moldflow’s stockholders to consider a possible strategic transaction with Autodesk should Autodesk make a specific offer to acquire Moldflow, and to further consider the advisability of conducting a “market check” at such time. At the conclusion of this meeting, the Moldflow Board reconstituted the Transaction Committee, consisting of Messrs. Haydu and Lepofsky.

On February 5, 2008, representatives of Autodesk and Moldflow met to discuss technical matters relating to Moldflow’s products and technology. Throughout the rest of February 2008 and through March 20, 2008, the parties engaged in various discussions concerning Moldflow’s business and Autodesk’s strategic objectives as they related to participation in the markets served by Moldflow’s products. During these meetings, the parties also discussed Autodesk’s acquisition history and its general views as to the acquisition process, including valuation matters. In addition, during this period, Moldflow furnished various diligence materials to Autodesk.

On February 11, 2008, Moldflow received a telephone call from a representative of Company B in which Company B expressed an interest in pursuing discussions concerning a possible strategic transaction with Moldflow. During this call, Company B’s representative indicated that Company B was exploring the possibility of raising sufficient financing in order to be in a position to engage in more meaningful discussions with Moldflow.

On February 15, 2008, Moldflow received an e-mail from Company D’s financial advisor in which Moldflow was informed that, among other things, given the then existing market conditions, Company D was not interested in engaging in discussions with Moldflow concerning a possible strategic transaction.

On February 27, 2008, representatives of Company C and Moldflow held a meeting at which Company C indicated that it was not interested in pursuing discussions with Moldflow concerning a strategic transaction between the two companies at that time.

On February 27, 2008, a teleconference was held between business development representatives of Autodesk and members of Moldflow management during which the Autodesk representatives further discussed Autodesk’s acquisition and integration approach and Autodesk reiterated the exclusivity period requirement.

On March 11, 2008, a representative of Company B contacted and indicated that Company B was not interested in pursuing discussions with Moldflow in view of Company B’s inability to obtain necessary financing.

In early March 2008, the Autodesk Board of Directors discussed a possible acquisition of Moldflow with representatives of Autodesk management.

In a letter dated March 20, 2008, Mr. Kross communicated to Mr. Thomas a non-binding proposal for Autodesk to acquire in an all cash, two-step tender offer and merger transaction valued at $21.00 per share. Moldflow’s closing price per share on the Nasdaq Global Select Market on this day was $16.72. Autodesk’s proposal also requested that Moldflow grant Autodesk a 45 day exclusivity period within which Autodesk would conduct further due diligence and the parties would negotiate definitive transaction documents. In addition, the proposal contained certain other terms, including terms relating to the circumstances under which Autodesk would be required, or otherwise would have the discretion, to extend the duration of the tender offer, the conditions to Autodesk’s obligations to consummate the tender offer, and the ability of Moldflow to accept a superior, competing transaction and terminate the merger agreement, which Autodesk conditioned upon payment by Moldflow to Autodesk of a termination fee equal to 3.5% of the transaction value.

On March 24, 2008, the Transaction Committee held a meeting to discuss Autodesk’s proposal. Representatives of Goodwin Procter discussed with the committee the fiduciary duties of directors under the present circumstances. The Transaction Committee also discussed the sale process that Moldflow had engaged in during 2007 and the recent discussions and communications with Company B, Company C and Company D. In addition, the committee discussed the fiduciary duties of the directors in connection with the granting of exclusivity to any potential buyer and the advisability of engaging in a “market check.” Representatives of Jefferies then reviewed and discussed certain preliminary financial analyses regarding Autodesk’s proposal, including the market valuation of certain comparable companies and valuation metrics in relation to other transactions in the software and technology space. The committee also reviewed Moldflow’s financial outlook for the third quarter and full fiscal year 2008.

On March 25, 2008, the Moldflow Board convened a meeting to discuss Autodesk’s proposal. Representatives of Goodwin Procter discussed with the Moldflow Board the fiduciary duties of directors under the present circumstances. The Moldflow Board then discussed the sale process that Moldflow had engaged in during 2007 and the recent discussions and communications with Company B, Company C and Company D. The Moldflow Board also discussed the fiduciary duties of the directors in connection with the granting of exclusivity to any potential buyer and the advisability of engaging in a “market check.” Representatives of Jefferies reviewed and discussed certain preliminary financial analyses regarding Autodesk’s proposal, including the market valuation of certain comparable companies and valuation metrics in relation to other transactions in the software and technology space. The Moldflow Board also reviewed Moldflow’s financial outlook for the third quarter and full fiscal year 2008. Following these discussions, the Moldflow Board and its advisors discussed the likelihood that a market check would be productive in view of the formal sale process recently undertaken by Moldflow. The Moldflow Board also discussed whether other specific potential strategic acquirors would likely pursue a transaction given their current strategic focus. In addition, the Moldflow Board discussed the risk of leaks that might arise from any market check within the industry and the significant loss of Moldflow’s business which could result from any such leaks. Based on the foregoing discussion, the Moldflow Board concluded that engaging in a pre-signing market check was unlikely to result in a proposal superior to the Autodesk proposal, but could create a significant risk of long-term disruption to Moldflow’s business, particularly if a transaction were not to occur.

The members of the Moldflow Board agreed that the offer price proposed by Autodesk appeared to provide substantial value for Moldflow’s stockholders and could well exceed the potential share price growth that otherwise would likely be achieved over a significant period of time, particularly in light of the execution risks in Moldflow’s strategic business plan as well as in Moldflow’s industry and the markets more generally. However, given the perceived strategic value and market penetration opportunities that would be available to Autodesk if the transaction were consummated, the Moldflow Board and its advisors agreed to not accept the $21.00 per share proposal and to instead authorized the Transaction Committee to seek to obtain a higher price per share from Autodesk. In addition, the Moldflow Board agreed that it would, under certain circumstances (including if Autodesk were willing to agree to increase its offer price), be appropriate to agree to engage in exclusive negotiations with Autodesk and to forego the ability to respond to any other potential buyers in the event that the appropriate set of terms could be agreed upon with Autodesk.

In the afternoon of March 25, 2008, the Transaction Committee authorized Moldflow’s management and advisors to communicate to Autodesk a non-binding counterproposal of $22.85 per share. The Transaction Committee also proposed various other changes to the terms of Autodesk’s March 20, 2008 proposal, including additional circumstances under which Autodesk would be required to extend the tender offer, certain of the closing conditions and the size of the termination fee, which Moldflow proposed be reduced to 2.7% of the transaction value. Moldflow’s non-binding counter proposal provided for a 21 day exclusivity period within which Autodesk could conduct further due diligence and the parties could negotiate definitive transaction documents. The terms of Moldflow’s counter proposal were communicated to representatives of Autodesk in the afternoon of March 25, 2008. Moldflow emphasized the importance of price and certainty to close to Moldflow’s willingness to grant Autodesk exclusivity. Moldflow also stressed the importance of moving expeditiously during the proposed exclusivity period in order to minimize potential disruption to Moldflow’s business and unnecessary distraction to Moldflow’s management and the Moldflow Board. Following this communication, management and its advisors updated the Moldflow Board as to the status of the discussions.

On March 27, 2008, Moldflow received a revised non-binding proposal from Autodesk. Under the terms of the revised proposal, Autodesk increased its price to $22.00 per share and agreed to certain other terms of Moldflow’s counterproposal, including the additional circumstances under which Autodesk would be required to extend the tender offer and the size of the termination fee. Autodesk’s revised proposal was conditioned upon Moldflow agreeing to a 35 day exclusivity period within which Autodesk could conduct further due diligence and the parties could negotiate definitive transaction documents.

Following receipt of Autodesk’s revised proposal, the Transaction Committee met on March 27, 2008 to discuss the status of the negotiations between the parties. The Transaction Committee discussed the material terms of the revised proposal, including the $22.00 price offered by Autodesk. The committee received a presentation by Jefferies regarding Autodesk’s revised proposal from a financial point of view. Consistent with the Moldflow Board’s authorization, the Transaction Committee concluded that Moldflow should accept in substance the terms of Autodesk’s revised proposal, including by providing Autodesk a 35 day period of exclusive negotiations and due diligence, and seek to reach agreement as expeditiously as possible on a non-binding term sheet setting forth such terms and conditions within the parameters discussed by the Transaction Committee at the meeting. Following this communication, management and its advisors updated the Moldflow Board as to the status of the discussions. In addition, Moldflow entered into a letter agreement with Jefferies reinstating the terms of Jefferies original engagement with Moldflow.

Throughout the day on March 28, 2008, Moldflow and Autodesk, with assistance from their legal and financial advisors, negotiated and finalized a non-binding term sheet reflecting the terms agreed to by the parties, including the offer price of $22.00 per share, and subject to completion of due diligence, a definitive merger agreement and other customary transaction documents and approval by each company’s board of directors. The parties on that day also executed an exclusivity agreement providing Autodesk with a 35 day period of exclusive negotiations and due diligence and restricting Autodesk from taking certain unsolicited actions against Moldflow for a specified period of time (the “Exclusivity Agreement”).

During the week of March 31, 2008, Moldflow provided Autodesk with access to an electronic data room to permit Autodesk to conduct continued due diligence on Moldflow. During the period between March 31, 2008 and May 1, 2008, representatives of Autodesk conducted extensive due diligence on Moldflow and numerous meetings and teleconference calls were held between various representatives and legal advisors to the respective companies.

On April 8, 2008, Autodesk’s legal counsel circulated a first draft of a proposed merger agreement. Over the next three weeks, the parties negotiated the merger agreement and related documents and several drafts of the merger agreement and related documents were exchanged between the parties. The parties discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the compensation and benefits of Moldflow’s executive and non-executive employees following the transaction, the conduct of Moldflow’s business between signing and closing of the transaction, regulatory matters (including necessary antitrust filings), the parties’ respective conditions to closing (in particular the circumstances that would or would not trigger the “material adverse effect” closing condition), Moldflow’s ability to respond to unsolicited inquiries following the announcement of the transaction, the rights of the parties to abandon the transaction, and the terms of customary tender and voting agreements requested by Autodesk. In addition, during this time period, Autodesk also commenced discussions with certain key senior executives of Moldflow concerning retention agreements.

On April 10, 2008, Mr. Thomas received a voicemail message from the Vice President, Business Development of a company that had participated in Moldflow’s 2007 sale process (“Company E”) seeking to reconnect and discuss the parties’ respective businesses.

On April 14, 2008, the Transaction Committee convened a meeting to discuss the proposed terms of the transaction, including the status of the proposed definitive merger agreement and related documents. Representatives of Moldflow’s management and Goodwin Procter updated the Transaction Committee on the progress to date, including the anticipated timing for Autodesk to complete its due diligence, the anticipated timing for the parties to complete negotiations of the merger agreement and related documents and the material unresolved issues under continued discussion by the parties. The Transaction Committee also discussed the message from Company E received by Mr. Thomas. In particular, the Transaction Committee considered the fact that Moldflow was bound to the terms of the Exclusivity Agreement, which prohibited Moldflow from engaging in discussions or negotiations with any party other than Autodesk with respect to a transaction involving the sale of Moldflow for the duration of the exclusivity period. The Transaction Committee also considered the fact that, in its judgment, Company E’s inquiry represented, at best, a possible expression of interest, as well as the fact that Moldflow and Autodesk had agreed to a non-binding term sheet and were significantly far along in negotiating the terms of definitive transaction documents. In addition, the Transaction Committee noted that Autodesk had been performing diligence on Moldflow for several months and that even if Autodesk were to waive its exclusivity, which was highly unlikely, inviting another party at this time to conduct the due diligence necessary to make a proposal to acquire Moldflow would significantly delay Moldflow’s process with Autodesk and create a substantial risk that Autodesk would withdraw its proposal and terminate discussions with Moldflow. Finally, the Transaction Committee considered the fact that should Company E ultimately develop a serious interest in acquiring Moldflow, Company E would not be prohibited from making such a proposal following the execution of a definitive merger agreement between Moldflow and Autodesk. For these reasons, the Transaction Committee concluded that it would not be prudent nor in the best interests of stockholders to respond to Company E. Following this meeting, management and its advisors updated the Moldflow Board as to the Transaction Committee’s discussions.

On April 30, 2008, the Moldflow Board convened a meeting to discuss the proposed terms of the transaction and the proposed definitive merger agreement and related documents. All the members of the Moldflow Board were present, along with representatives of Jefferies and Goodwin Procter. At the meeting, Goodwin Procter provided an overview of the process to date as well as a presentation regarding the material terms of the Merger Agreement. Jefferies also reviewed with the Moldflow Board an analysis of the proposed transaction from a financial point of view and rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by Moldflow’s stockholders in the Offer and the Merger was fair, from a financial point of view, to Moldflow’s stockholders. The Moldflow Board asked numerous questions of management, Jefferies and Goodwin Procter, and discussed at length the advantages and risks of the proposed transaction that are described in “Reasons for the Recommendation of the Moldflow Board” below. Following this discussion, the Moldflow Board unanimously approved the $22.00 per share price and the other terms of the transaction, determined that the Merger Agreement and the Offer and the Merger were advisable, and in the best interests of Moldflow and its stockholders, unanimously approved the Offer and the Merger in accordance with the Delaware General Corporation Law, unanimously approved the Merger Agreement and recommended that Moldflow’s stockholders accept the Offer, tender their shares into the Offer, and, if required by applicable law, adopt the Merger Agreement. In addition, Moldflow’s compensation committee approved and ratified the compensation arrangements described above under “Arrangements with Current Executive Officers and Directors of Moldflow” and other employee benefit matters.

On May 1, 2008, the Autodesk Board of Directors met with representatives of management and Wilson, Sonsini Goodrich & Rosati, Professional Corporation, Autodesk’s outside legal counsel. Members of management updated the Autodesk Board of Directors on the recent developments in the negotiations with Moldflow and reviewed the terms of the proposed transaction and the Merger Agreement. Representatives of management reviewed with the Autodesk Board the business and legal due diligence process and the results of Autodesk’s diligence review of Moldflow. This was followed by a discussion of internal controls at Moldflow, the proposed reporting structure at Moldflow following the proposed transaction, the potential markets and business opportunities available to Autodesk following the proposed transaction and the expected financial impact to Autodesk of the proposed transaction. Following this discussion, the Autodesk Board of Directors approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

On May 1, 2008 at approximately 4:00 p.m. Eastern Time, Moldflow, Autodesk and the Purchaser executed the Merger Agreement, and all signatories to the Tender and Voting Agreements executed such agreements.

On May 1, 2008 at 4:25 p.m. Eastern Time, Autodesk issued a press release announcing the execution of the Merger Agreement.

12.    Purpose of the Offer; The Merger; Plans for Moldflow.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Moldflow. The purpose of the Merger is for the Purchaser to acquire all Shares not purchased pursuant to the Offer. If the Offer is successful, the Purchaser and Autodesk intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, Moldflow will become a wholly-owned subsidiary of Autodesk. The Offer is being made pursuant to the Merger Agreement.

Approval. Under the Delaware General Corporation Law (the “DGCL”), the approval of the Board of Directors of Moldflow and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Board of Directors of Moldflow has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of Moldflow is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If stockholder approval for the Merger is required, Autodesk intends to cause Moldflow’s Board of Directors to set the record date for the stockholder approval for a date as promptly as practicable following the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meetings. In the Merger Agreement, Moldflow has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. Moldflow, acting through its Board of Directors, has further agreed that, if a stockholders’ meeting is convened, Moldflow’s Board of Directors shall recommend that stockholders of Moldflow vote to approve the Merger. At any such meeting, all of the Shares then owned by Autodesk and the Purchaser and by any of Autodesk’s other subsidiaries, and all Shares for which Moldflow has received proxies to vote, will be voted in favor of the Merger.

Board Representation. See Section 13 of this Offer to Purchase entitled “The Transaction Documents”. Autodesk currently intends to designate at least a majority of the directors of Moldflow following consummation of the Offer. It is currently anticipated that Autodesk will designate Carl Bass, George M. Bado and Robert Kross to serve as directors of Moldflow following consummation of the Offer. The Purchaser expects that such representation would permit the Purchaser to exert substantial influence over Moldflow’s conduct of its business and operations.

Short-form Merger. Under the DGCL, if the Purchaser acquires, pursuant to the Offer, at least ninety percent (90%) of the outstanding Shares (the “Short Form Threshold”), the Purchaser will be able to approve the Merger without a vote of Moldflow’s stockholders. In such event, Autodesk and the Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of Moldflow’s stockholders. However, if the Purchaser does not acquire at least ninety percent (90%) of the outstanding Shares pursuant to the Offer or otherwise and a vote of Moldflow’s stockholders is required under the DGCL, a significantly longer period of time would be required to effect the Merger. Provided that the Purchaser has acquired and paid for the Shares tendered pursuant to the Offer and following the expiration of any subsequent offering period provided pursuant to the Merger Agreement, Moldflow has agreed to convene a meeting of its stockholders as soon as practicable following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning Moldflow and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Moldflow. Autodesk and Moldflow have commenced a detailed integration review and planning process in order to consider the manner and timing of the integration of the business and operations of Autodesk and Moldflow following the completion of the Merger. The integration planning process will include a detailed review of Moldflow, including its business, operations, properties, assets, products, management, personnel and systems. This integration planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger.

Extraordinary Corporate Transactions. Except as described above or elsewhere in this Offer to Purchase, Autodesk and the Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Moldflow or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in Moldflow Board of Directors or management, any material change in Moldflow’s capitalization or dividend policy or any other material change in Moldflow’s corporate structure or business. Upon the consummation of the Offer and the Merger, Autodesk anticipates that it will integrate Moldflow’s business and operations into Autodesk’s business and operations and Autodesk will review the desirability of specific changes to Moldflow’s corporate structure or business at that time.

13.    The Transaction Documents.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Autodesk on May 2, 2008. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Commencement. The Merger Agreement provides for the commencement of the Offer not later than 10 business days after the execution of the Merger Agreement, provided that the Merger Agreement has not been terminated in accordance with its terms and certain events related to Moldflow have not occurred and are not continuing.

Conditions to Obligations of the Purchaser. See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations”.

Schedule 14D-9. The Merger Agreement provides that Moldflow shall (i) file with the SEC concurrently with the filing by Autodesk and the Purchaser of the Schedule TO, the Schedule 14D-9 and (ii) cause the Schedule 14D-9 to be mailed to Moldflow stockholders together with the Offer Documents, promptly after the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act). Moldflow shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other legal requirements.

Top-Up Option Following Offer. Moldflow granted to Autodesk and the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase with a promissory note bearing simple interest at 6% per annum, at a price per share equal to the Offer Price, that number of shares of common stock (the “Top-Up Option Shares”) equal to the lowest number of shares of common stock that, when added to the number of shares of common stock owned by Autodesk and its subsidiaries (including the Purchaser) at the time of such exercise, shall constitute ten thousand (10,000) shares more than 90% of the shares of common stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that (x) the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of shares of common stock pursuant thereto, the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares), (y) that in no event shall the Top-Up Option be exercisable for a number of shares of common stock in excess of Moldflow’s total authorized and unissued shares of common stock, and (z) that in no event shall the Top-Up Option be exercised by both of Autodesk and the Purchaser.

Autodesk or the Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the initial acceptance for payment by the Purchaser of the Shares pursuant to the Offer (the “Appointment Time”) and prior to the earlier to occur of (i) the effective time of the Merger (the “Effective Time”) and (ii) the termination of the Merger Agreement pursuant to its terms.

Merger. The Merger Agreement provides that after the purchase of the Shares pursuant to the Offer, as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of Moldflow, to the extent required by the DGCL, and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, the Purchaser will be merged with and into Moldflow, with Moldflow continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger.

Vote Required to Approve Merger. See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; the Merger; Plans for Moldflow”.

Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (A) Shares owned by Autodesk, the Purchaser or Moldflow, or by any direct or indirect wholly-owned subsidiary of Autodesk, the Purchaser or Moldflow, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise), and (B) Shares owned by stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares) shall be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (or any different amount per Share that is paid in the Offer), without interest thereon, less any required withholding taxes, upon the surrender of the certificate representing such Share.

Treatment of Moldflow Options. As of the Effective Time, each Moldflow option that is outstanding immediately prior to the Effective Time, and that is not then vested and exercisable, shall become fully vested and exercisable immediately prior to the Effective Time. As of the Effective Time, each Moldflow option that is outstanding immediately prior to the Effective Time shall be canceled in exchange for the right to receive from Autodesk or the Surviving Corporation immediately after the Effective Time, a lump sum cash payment (without interest), less applicable withholding taxes, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the per share exercise price for such Moldflow option, and (ii) the total number of shares underlying such Moldflow option (giving effect to the acceleration of vesting contemplated herein).

Treatment of Restricted Stock. Immediately prior to the Effective Time, each share of Moldflow restricted stock granted under any of Moldflow option plans or otherwise, which is outstanding and subject to restriction as of the Effective Time, shall, without any further action on the part of the holders of such Moldflow restricted stock, vest and the restrictions thereon will lapse and each share of Moldflow restricted stock will be converted into the right to receive the Offer Price in cash.

Treatment of Restricted Stock Units. Immediately following the Appointment Time, each unvested Moldflow restricted stock unit granted under any Moldflow option plan, shall, without any further action on the part of the holders of such Moldflow restricted stock units, vest in full and the holder of each vested Moldflow restricted stock unit will be entitled to receive the Offer Price, less applicable withholding taxes, for each vested Moldflow restricted stock unit.

Conditions to Obligations to Effect the Merger. The obligations of each of the parties to effect the Merger are subject to the following conditions:

(i) if approval of the Merger by Moldflow stockholders is required by DGCL, the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a class, as of the record date for such vote (the “Requisite Stockholder Approval”) shall have been obtained;

(ii) the Purchaser (or Autodesk on the Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn; and

(iii) no governmental authority of competent jurisdiction shall have (A) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any law, statute, rule or regulation that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction, or (B) issued or granted, or overtly threatened to issue or grant, any judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that has (or would be reasonably expected to have) the effect of making the Merger illegal in any jurisdiction or which has (or would be reasonably expected to have) the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

Board of Directors. Effective upon the Appointment Time and from time to time thereafter, Autodesk shall be entitled to designate up to such number of directors on Moldflow Board of Directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Moldflow Board of Directors (giving effect to any increase in the number of directors) and (y) a fraction, the numerator of which is the number of Shares held by Autodesk and the Purchaser (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. Promptly following a request by Autodesk, Moldflow shall take all action necessary to cause the individuals so designated by Autodesk to be elected or appointed to the Moldflow Board of Directors, including (at the election of Autodesk) either by increasing the size of the Moldflow Board of Directors or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Autodesk to be elected or appointed to the Moldflow Board of Directors, provided, however, that at least two members of the Moldflow Board of Directors immediately prior to the Appointment Time shall be entitled to remain on the Moldflow Board of Directors at all times from and after the Appointment Time until the Effective Time and Moldflow will take any and all action necessary to enable such persons to remain on the Moldflow Board of Directors. From time to time after the Appointment Time, Moldflow shall take all action necessary to cause the individuals so designated by Autodesk to constitute substantially the same percentage (rounding up where appropriate) as is on the Moldflow Board of Directors on (i) each committee of the Moldflow Board of Directors, (ii) each Board of Directors of each subsidiary of Moldflow, and (iii) each committee of each such Board of Directors of each subsidiary of Moldflow, in each case to the fullest extent permitted by all applicable legal requirements.

It is currently anticipated that Autodesk will designate Carl Bass, George M. Bado and Robert Kross to serve as directors of Moldflow following consummation of the Offer. The Purchaser expects that such representation would permit the Purchaser to exert substantial influence over Moldflow’s conduct of its business and operations.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties from Autodesk, the Purchaser and Moldflow.

Conduct of Moldflow’s Business Pending Merger. Except (i) as contemplated or permitted by the Merger Agreement (or otherwise set forth in Moldflow’s disclosure schedule) or (ii) as approved in advance by Autodesk in writing (which approval will not be unreasonably withheld or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time, Moldflow and each of its subsidiaries shall (a) carry on its business in the ordinary course consistent with past practice and in compliance with all applicable laws and regulations, including by paying its debts and taxes in the ordinary course of business, in each case subject to good faith disputes over such debts and taxes, and (b) use commercially reasonable efforts, consistent with Moldflow’s past practices and policies, to (I) preserve intact its present business organization, (II) keep available the services of its present officers and employees, and (III) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

In addition, except (i) as contemplated or permitted by the Merger Agreement (or otherwise set forth in Moldflow’s disclosure schedule) or (ii) as approved in advance by Autodesk in writing (which approval will not be unreasonably withheld or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time, Moldflow has agreed that it shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a) amend its certificate of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Moldflow securities or any of the securities of Moldflow’s subsidiaries, except for (i) the issuance and sale of Shares pursuant to Moldflow options or other equity awards outstanding prior to the date of the Merger Agreement and (ii) the grants (in one grant or a series of grants) of Moldflow options (but not the issuance of shares of Moldflow restricted stock or the grant of restricted stock units) with respect to not more than 1,500 Shares to any employee and not more than an aggregate of 25,000 Shares to all employees, with each grant at an exercise price equal to the fair market value of the Shares as of the date of grant, solely to employees of Moldflow hired after the date of the Merger Agreement in the ordinary course of business consistent with past practice and with terms and conditions consistent with Moldflow’s option plans (including with respect to vesting and acceleration);

(c) acquire or redeem, directly or indirectly, or amend any Moldflow securities or securities of Moldflow’s subsidiaries; provided, however, that nothing in this paragraph shall prohibit (i) tax withholding and exercise price settlement upon the exercise of Moldflow options or the lapse of the risk of forfeiture with respect to Moldflow restricted stock, or (ii) repurchases of Moldflow restricted stock outstanding on the date of the Merger Agreement in connection with the termination of the services relationship pursuant to written contracts in effect on the date of the Merger Agreement;

(d) other than cash dividends (which do not result in, or give rise to, a material tax liability to Moldflow or any of Moldflow’s subsidiaries) made by any direct or indirect wholly-owned subsidiary of Moldflow to Moldflow or one of its subsidiaries, split, combine or reclassify any shares of capital stock of Moldflow or its subsidiaries, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the shares of Moldflow or any of its subsidiaries or make any distribution in respect of Moldflow capital stock or capital stock of its subsidiaries;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Moldflow or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Offer and the Merger);

(f)(i) incur or assume any long-term or short-term debt or issue any debt securities, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise)

for the obligations of any other Person (as defined below) except with respect to obligations of direct or indirect wholly-owned subsidiaries of Moldflow, (iii) make any loans, advances or capital contributions to or investments in any other Person except for travel advances in the ordinary course of business consistent with past practice to employees of Moldflow or any of its subsidiaries, or (iv) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Encumbrances (as defined below)), except, in each case, for (A) short-term debt incurred to fund operations of the business in the ordinary course consistent with past practice, (B) loans or advances to direct or indirect wholly-owned subsidiaries of Moldflow, and (C) replacement letters of credit entered into in the ordinary course of business consistent with past practice containing substantially the same material terms (including the same beneficiary and the same letter of credit amount) as the letter of credit for which it replaces;

(g) except as may be required by applicable legal requirements, enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund, policy or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee, pay any special bonus or special remuneration to any director, officer or employee, or pay any benefit not required by any plan or arrangement in effect as of the date of the Merger Agreement;

(h) forgive any loans to any employees, officers or directors of Moldflow or any of its subsidiaries, or any of their respective affiliates or associates (other than loans, advances or capital contributions to directly or indirectly wholly-owned subsidiaries of Moldflow);

(i) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the employee plans of Moldflow or its subsidiaries or agreements subject to the employee plans of Moldflow or its subsidiaries or any other contract of Moldflow other than deposits and contributions that are required pursuant to the terms of the employee plans of Moldflow or its subsidiaries or any agreements subject to the employee plans of Moldflow or its subsidiaries in effect as of the date of the Merger Agreement;

(j) enter into, amend, or extend any collective bargaining agreement;

(k) acquire, sell, lease, license or dispose of any property or tangible assets in any single transaction or series of related transactions which are material to Moldflow, individually or in the aggregate, except either (i) transactions pursuant to existing contracts which are not material to Moldflow, individually or in the aggregate, or (ii) the license of Moldflow products in the ordinary course of business consistent with past practice on a non-exclusive basis;

(l) except as may be required as a result of a change in applicable legal requirements or in GAAP, make any change in any of the accounting principles or practices used by Moldflow;

(m)(i) make or change any material tax election, (ii) file any material income tax return or amended tax return, (iii) settle or compromise any material tax liability, (iv) adopt or change any tax accounting method, or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

(n) enter into a Moldflow IP Agreement (as defined below) (except for grants of non-exclusive licenses with respect to Moldflow IP in the ordinary course of business consistent with past practice) or amend any Moldflow IP Agreement (except for grants of non-exclusive licenses with respect to Moldflow IP in the ordinary course of business consistent with past practice) or grant any release or relinquishment of any material rights under any Moldflow IP);

(o)(i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or (ii) materially modify, amend or exercise any material right to renew any lease or sublease of real property or waive any term or condition thereof or grant any consents thereunder; grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any real property or any part thereof;

(p)(i) sell, lease, license or transfer to any person or entity any rights to any Moldflow Intellectual Property Rights (as defined below) (except for non-exclusive grants in the ordinary course of business consistent with past practices), (ii) purchase or license any Intellectual Property Rights or enter into any contract or modify any existing contract with respect to the Intellectual Property Rights of any Person or entity (except for (A) Shrink-Wrap Software (as defined below) or (B) Approved Freeware (as defined below) that is used by Moldflow or its subsidiaries, (iii) enter into any contract or modify any existing contract with respect to the development of any Intellectual Property Rights with a third party, or (iv) enter into or amend any contract pursuant to which any other party is granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to Moldflow Products or Technology (as defined below) of Moldflow;

(q)(i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, (ii) enter into any contract (other than in the ordinary course of business) which would be reasonably expected to result in a Company Material Adverse Effect (as defined below) or (iii) authorize, incur or commit to incur any new capital expenditure(s), with obligations to Moldflow or any of its subsidiaries in excess of $100,000 on an individual basis, or $500,000 in the aggregate in any consecutive three-month period, provided, however, that none of the foregoing shall prohibit Moldflow from making any capital expenditure required pursuant to any contract to which Moldflow is a party on the date of the Merger Agreement and which is set forth in Moldflow’s disclosure schedules to the Merger Agreement;

(r) settle or compromise any pending or threatened legal proceeding (including any litigation commenced after the date of the Merger Agreement against Moldflow or any of its directors by any Moldflow stockholder (on their own behalf or on behalf of Moldflow)) or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation, other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, claims and other liabilities (i) that are reflected or reserved against in full in the consolidated balance sheet of Moldflow and its subsidiaries as of June 30, 2007 or incurred since June 30, 2007 in the ordinary course of business consistent with past practice, or (ii) that do not (A) include any obligation (other than the payment of money) to be performed by Moldflow or its subsidiaries following the Effective Time that is, individually or in the aggregate, material to Moldflow, (B) involve payment by Moldflow or any of its subsidiaries that exceeds, individually or in the aggregate, $250,000, or (C) contain an admission of liability by Moldflow or its subsidiaries;

(s) except as required by applicable legal requirements or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(t) except as required by applicable legal requirements, convene any regular or special meeting (or any adjournment or postponement thereof) of the stockholders of Moldflow other than a stockholders’ meeting held to vote on the adoption of the Merger Agreement;

(u) hire any employee without requiring them to execute Moldflow’s standard form of confidentiality and inventions assignment agreement, other than contractors who are not reasonably expected to have access to any confidential information of Moldflow or any of its subsidiaries;

(v) enter into a contract to do any of the foregoing or knowingly take or fail to take any action (A) which causes or results, or is reasonably likely to cause or result, in any of the conditions to the Offer set forth in Annex A to the Merger Agreement not being satisfied or in any of the representations or warranties of Moldflow set forth in the Merger Agreement to be inaccurate as of the time of such action or the expiration date of the Offer, or (B) that would materially impair the ability of Moldflow to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in accordance with the terms of the Merger Agreement or materially delay such consummation.

Under the Merger Agreement, “Approved Freeware” means software licensed (i) pursuant to the following licenses: the BSD license or any immaterial variant thereof, the Apache license 2.0, the MIT license, the Fair license, the Boost Software license 1.0 and the ISC license and (ii) for no financial consideration of any kind (including any payments for royalties).

Under the Merger Agreement, “Moldflow IP” means all Technology and Intellectual Property Rights that are used, held for use, licensed to or owned by Moldflow or any of its subsidiaries.

Under the Merger Agreement, “Intellectual Property Rights” mean any or all of the following and all statutory and/or common law rights throughout the world in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models and applications therefore (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof; (ii) all inventions (whether or not patentable, reduced to practice or made the subject of a pending patent application), invention disclosures and improvements, all trade secrets, proprietary information, know-how and technology, confidential information and all documentation therefore; (iii) all works of authorship, copyrights (registered or otherwise), copyright registrations and applications and all other rights corresponding thereto throughout the world, and all rights therein provided by international treaties or conventions; (iv) all industrial designs and any registrations and applications therefore; (v) all trade names, trademarks and service marks, whether or not registered, including all common law rights, and trademark and service mark registrations and applications, including but not limited to all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by international treaties or conventions; (vi) all other rights in databases and data collections (including knowledge databases, customer lists and customer databases) and Software and Technology; (vii) all rights to Uniform Resource Locators, Web site addresses and domain names; and (viii) any similar, corresponding or equivalent rights to any of the foregoing.

Under the Merger Agreement, “Moldflow IP Agreement” means all contracts (i) under which Moldflow or any of its subsidiaries use or have acquired ownership or the right to use any Moldflow IP, other than generally commercially available binary software and non-disclosure agreements entered into in the ordinary course of business or (ii) under which Moldflow or any of its subsidiaries have licensed to others the right to use or agreed to transfer or assign to others any Technology or Intellectual Property Rights that are or were Moldflow IP and/or Moldflow Products, other than customer licenses, distribution agreements and non-disclosure agreements entered into in the ordinary course of business.

Under the Merger Agreement, a “Company Material Adverse Effect” means any fact, event, circumstance, changes or effects that exist or have occurred prior to or at the date of determination of the occurrence of Moldflow Material Adverse Effect is or is reasonably likely to (i) materially impede the authority of Moldflow or its subsidiaries to consummate the transactions contemplated by the Merger Agreement in accordance with applicable law or (ii) be materially adverse to the business, operations, properties, assets (including intangible assets), liabilities, condition (financial or otherwise) or results of operations of Moldflow and its subsidiaries taken as a whole; provided, however, that none of the following facts, events, circumstances, changes or effects (by itself or when aggregated with any one or more of the other such facts, events, circumstances, changes or effects) shall be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur:

•

any changes resulting from, relating to or arising out of general market, economic or political conditions (including any changes arising out of acts of terrorism or war, weather conditions or other force majeure events), provided that such changes do not have a materially disproportionate impact on Moldflow and its subsidiaries, taken as a whole,

•

any changes resulting from or arising out of general market, economic or political conditions in the industries in which Moldflow or any of its Subsidiaries conduct business (including any changes arising out of acts of terrorism, or war, weather conditions or other force majeure events), provided that such changes do not have a materially disproportionate impact on Moldflow and its subsidiaries, taken as a whole,

•	any changes or effects proximately resulting from the announcement of the Merger Agreement or the pendency of the Offer,

•	any changes in legal requirements or GAAP, provided that such changes do not have a materially disproportionate impact on Moldflow and its subsidiaries, taken as a whole,

•	compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to by Autodesk or the Purchaser,

•

any decline in the market price or change in trading volume of Moldflow’s common stock, provided that the underlying causes of such decline or change (and the fact, event, circumstance, change or effect giving rise to or contributing to such underlying causes) may be deemed to constitute a Company Material Adverse Effect and may be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur, or

•

any failure by Moldflow to meet internal or public projections or forecasts of consolidated revenues or earnings for any period, provided that the underlying causes of such failure (and the fact, event, circumstance, change or effect giving rise to or contributing to such underlying causes) may be deemed to constitute a Company Material Adverse Effect and may be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur.

Under the Merger Agreement, “Permitted Encumbrances” means (i) liens for taxes not yet due and payable or taxes being contested in good faith, (ii) statutory liens existing as of the closing of the Merger and held by any governmental authority that are related to obligations that are not due or delinquent, (iii) liens reflected in the consolidated financial statements of Moldflow and its subsidiaries, (iv) liens or imperfections of title that do not materially detract from the value or materially interfere with the use of the assets subject thereto or affected thereby or (v) liens on the landlord’s interest in the premises not caused by Moldflow, any subsidiary of Moldflow or any of their respect agents, contractors or representatives.

Under the Merger Agreement, “Shrink-Wrap Software” means generally commercially available binary software (other than development tools and development environments) where available for an average cost of not more than $1,000 for a perpetual license for a single user or work station (or $50,000 in the aggregate for all users and work stations) that is used by Moldflow or its subsidiaries but not incorporated into any Moldflow products and that has not been customized for use by Moldflow or its subsidiaries.

Nonsolicitation Obligation. Moldflow and its subsidiaries have agreed to cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal (as defined below). Moldflow has further agreed to promptly (and in any event by within 3 business days following the date of the Merger Agreement) request in writing that (i) each Person that entered into a confidentiality or similar agreement with Moldflow or any of its affiliates since January 1, 2008, and (ii) each Person to which Moldflow or any of its affiliates furnished confidential information since January 1, 2008 under a confidentiality or other similar agreement existing as of such date, in each case in connection with a potential Acquisition Transaction (as defined below), return or destroy (to the extent destruction of such information is permitted by such confidentiality agreement) all confidential information furnished to such Person by or on behalf of Moldflow thereunder. Such written requests shall contain a notice to each Person that any information that is sent to Moldflow in the future will not be treated as confidential pursuant to such confidentiality agreement.

Under the Merger Agreement, “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental authority.

At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time,

Moldflow and its subsidiaries shall not, and shall use reasonable best efforts to cause any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisors or representatives retained by any of them not to (and shall not authorize any of them to), directly or indirectly, (i) solicit, initiate, or knowingly encourage, facilitate or induce the making, submission or announcement of, an Acquisition Proposal or Acquisition Transaction, (ii) furnish to any Person (other than Autodesk, the Purchaser or any designees of Autodesk or the Purchaser) any non-public information relating to Moldflow or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Moldflow or any of its subsidiaries to any Person (other than Autodesk, the Purchaser or any designees of Autodesk or the Purchaser) or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to any Acquisition Proposal or Acquisition Transaction, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or Acquisition Transaction, (iv) approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction, (v) execute or enter into any letter of intent, memorandum of understanding or contract (other than a confidentiality agreement as permitted by the Merger Agreement, as described below) contemplating or otherwise relating to an Acquisition Proposal or Acquisition Transaction; (vi) terminate, amend or waive any rights under any “standstill” or other similar agreement between Moldflow or any of its subsidiaries and any Person (other than Autodesk) or (vii) propose to take any of the foregoing action; provided, however, that notwithstanding the foregoing, prior to the Appointment Time, the Moldflow Board of Directors may, directly or indirectly through advisors, agents or other intermediaries, subject to Moldflow’s compliance with the non-solicitation provisions of the Merger Agreement, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Moldflow Board of Directors reasonably determines in good faith (after consultation with Jefferies or other financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and/or (B) furnish to any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Moldflow Board of Directors reasonably concludes in good faith (after consultation with Jefferies or other financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal any non-public information relating to Moldflow or any of its subsidiaries pursuant to a confidentiality and “standstill” agreement, the terms of which are no less favorable to Moldflow than those contained in that certain Confidentiality Agreement dated as of January 1, 2008 by and between Autodesk and Moldflow and those relating to “standstill” obligations set forth in that certain Exclusivity Agreement dated as of March 28, 2008 by and between Autodesk and Moldflow (and which expressly permits Moldflow to fulfill its obligations to Autodesk and the Purchaser under the Merger Agreement), provided that (in the case of any action taken pursuant to the foregoing clauses (A) or (B)), (1) neither Moldflow nor any of its subsidiaries shall have breached or violated (or be deemed, pursuant to the terms of the Merger Agreement described above, to have breached or violated) the terms of the Merger Agreement described above, (2) the Moldflow Board of Directors reasonably determines in good faith (after consultation with outside legal counsel) that such action is required in order to comply with its fiduciary duties to the stockholders of Moldflow under the DGCL, (3) prior to engaging or participating in such discussions or negotiations with, or furnishing any non-public information to, such Person, Moldflow gives Autodesk written notice of the identity of such Person and all of the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case Moldflow shall give Autodesk a copy thereof) and of Moldflow’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person and (4) contemporaneously with furnishing any non-public information to such Person, Moldflow furnishes such non-public information to Autodesk (to the extent such information has not been previously furnished by Moldflow to Autodesk).

In addition to the obligations of Moldflow set forth in the preceding paragraph, Moldflow shall promptly, and in all cases within 24 hours of its receipt, advise Autodesk orally and in writing (whether or not Moldflow is a party to or otherwise bound by a confidentiality or similar agreement that purports to prohibit Moldflow from disclosing any of the following information) of the following: (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, an Acquisition Proposal, the terms and conditions of such

Acquisition Proposal, request or inquiry and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. Moldflow shall keep Autodesk promptly informed, on a reasonably current basis, of the status and material terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry, including material amendments or proposed amendments as to price, closing conditions and other material terms thereof.

In addition to the foregoing, Moldflow shall provide Autodesk with prior written notice of a meeting of the Moldflow Board of Directors at which the Moldflow Board of Directors is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal, or a request to provide nonpublic information to any Person, with Autodesk receiving a similar notice of such meeting as Moldflow provided to the members of the Moldflow Board of Directors.

Change in Board Recommendation. The Moldflow Board of Directors may change its unanimous recommendation in favor of the Offer and Merger if, and only if: (i) the Moldflow Board of Directors has received an Acquisition Proposal after the date of the Merger Agreement that constitutes a Superior Proposal, (ii) neither Moldflow nor any of its subsidiaries has breached or violated (or be deemed, pursuant to the terms of the Merger Agreement, to have breached or violated) the provisions of Merger Agreement described above in “Nonsolicitation Obligations” in connection with such Superior Proposal, (iii) the Moldflow Board of Directors reasonably determines in good faith (after consultation with outside legal counsel and after considering in good faith any counter-offer or proposal made by Autodesk pursuant to clause (v) below), that, in light of such Superior Proposal, the Moldflow Board of Directors is required to change its recommendation in favor of the Offer and Merger in order to comply with its fiduciary duties to Moldflow stockholders under the DGCL, (iv) prior to effecting such change in recommendation, the Moldflow Board of Directors shall have given Autodesk at least five business days notice thereof and the opportunity to meet with the Moldflow Board of Directors and its financial advisors and outside legal counsel, all with the purpose and intent of enabling Autodesk and Moldflow to discuss in good faith a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected (it being understood and agreed that a new 5 day notice and negotiation period shall be required if the Acquisition Proposal that the Moldflow Board of Directors has determined to be a Superior Proposal is revised in any material respect), (v) Autodesk shall not have made, within 5 business days after receipt of Moldflow’s written notice of its intention to effect such a change in recommendation, a counter-offer or proposal that the Moldflow Board of Directors reasonably determines in good faith, after consultation with Jefferies or other a financial advisor of nationally recognized standing and its outside legal counsel, is at least as favorable to Moldflow stockholders as such Superior Proposal and (vi) such Acquisition Proposal continues to be a Superior Proposal after taking into consideration any counter-offer or proposal made by Autodesk during the foregoing 5 business day period.

Nothing in the Merger Agreement shall prohibit the Moldflow Board of Directors from taking and disclosing to Moldflow stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, provided, however, that the disclosure of any position contemplated by Rule 14e-2(a) or pursuant to Rule 14d-9 shall be deemed to constitute a change in recommendation by the Moldflow Board of Directors under the Merger Agreement unless such disclosure is accompanied by and includes express reaffirmation of the Moldflow Board of Directors’ recommendation in favor of the transactions contemplated by the Merger Agreement. In addition, it is understood and agreed that, for the purposes of the Merger Agreement, a factually accurate public statement by Moldflow that solely describes Moldflow’s receipt of an Acquisition Proposal shall not (by itself) constitutes a change of the Moldflow Board of Directors’ recommendation if such public statement is accompanied by and includes an express reaffirmation of the Moldflow Board of Directors’ recommendation in favor of the transactions contemplated by the terms of the Merger Agreement, and a “stop, look and listen” communication by the Moldflow Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not (by itself) constitute a change in the Moldflow Board of Director’s recommendation in favor of the transactions contemplated by the Merger Agreement.

Under the Merger Agreement, “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Autodesk or the Purchaser) relating to any Acquisition Transaction.

Under the Merger Agreement, “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase from Moldflow or any of its subsidiaries by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of Moldflow or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of Moldflow or any of its subsidiaries; (ii) any merger, consolidation, business combination or other similar transaction involving Moldflow or any of its subsidiaries pursuant to which the stockholders of Moldflow immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the assets of Moldflow or any of its subsidiaries (measured by the lesser of book value or fair market value thereof); (iv) any liquidation, dissolution, recapitalization or other significant corporate reorganization of Moldflow or any of its subsidiaries or (v) any combination of the foregoing.

Under the Merger Agreement, “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal involving the acquisition of all of the outstanding voting securities of Moldflow (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then fully committed to the third party making such Acquisition Proposal without any conditions thereto) and (ii) with respect to which the Moldflow Board of Directors shall have reasonably determined in good faith (after consultation with Jefferies or another financial advisor of nationally recognized standing and Moldflow’s outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction) that (A) the acquiring party is capable of consummating the proposed Acquisition Transaction on the terms proposed within a reasonable time period and (B) that the proposed Acquisition Transaction would, if consummated in accordance with its terms within a reasonable time period, be more favorable to Moldflow’s stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Director and Officer Indemnification and Insurance. The Merger Agreement provides that Moldflow as the surviving corporation of the Merger will honor and fulfill in all respects the obligations of Moldflow and its subsidiaries under their respective certificates of incorporations and bylaws (and other similar organizational documents) and all indemnification agreements as in effect immediately prior to the Appointment Time between Moldflow or any of its subsidiaries and any of their respective current or former directors or officers and any person who becomes a director or officer of Moldflow or any of its subsidiaries prior to the Appointment Time. In addition, the Merger Agreement provides that, for six years following the Appointment Time, Autodesk shall (and shall cause the surviving corporation and its subsidiaries to) cause the certificate of incorporation and bylaws (and similar other organizational documents) of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (and other similar organizational documents) of Moldflow and its subsidiaries immediately prior to the Appointment Time and, during such six year period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the individuals who were covered by such provisions, except as required by legal requirements.

The Merger Agreement further provides that prior to the Appointment Time, Moldflow is permitted to purchase a prepaid “tail” policy on the policy of directors’ and officers’ liability insurance maintained by Moldflow as of the date of the Merger Agreement for a period of six years from the Appointment Time on terms and conditions no less favorable, in the aggregate, than Moldflow’s directors’ and officers’ liability insurance as of the date of the Merger Agreement for an amount not to exceed $500,000.

In addition, the Merger Agreement provides that after the Appointment Time until the sixth anniversary of the Appointment Time, Autodesk shall and shall cause the surviving corporation of the Merger, to the fullest extent permitted under DGCL, to indemnify and hold harmless the current and former directors and officers and any person who becomes a director or officer of Moldflow or any of its subsidiaries prior to the Appointment Time against all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Appointment Time) whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as directors or officers of Moldflow or any of its subsidiaries before the Appointment Time (including the transactions contemplated by the Merger Agreement.

Employee Matters

In connection with the Merger, Autodesk and Gregory W. Magoon entered into a Retention Bonus Letter, whereby Autodesk (or one of its subsidiaries) agreed to pay Mr. Magoon a retention bonus of $75,000, subject to Mr. Magoon remaining employed with Autodesk (or one of its subsidiaries) through February 28, 2009, and Mr. Magoon signing and not revoking a release of claims. If Mr. Magoon is terminated by Autodesk for reasons other than for “Cause” (as defined in the Executive Employment Agreement entered into between Mr. Magoon and Moldflow and dated November 2, 2007), Mr. Magoon will be eligible to receive the full retention bonus. Mr. Magoon’s starting base salary with Autodesk will be $275,000 annually.

In connection with the Merger, Autodesk (or one of its subsidiaries) and A. Roland Thomas entered into a Retention Bonus Letter, whereby Autodesk (or one of its subsidiaries) agreed to pay Mr. Thomas a retention bonus of $76,250 (US, but payable in Australian dollars), subject to Mr. Thomas remaining employed with Autodesk (or the applicable subsidiary of Autodesk) through September 30, 2008, and Mr. Thomas signing and not revoking a release of claims. If Mr. Thomas is terminated by Autodesk (or one of its subsidiaries) for reasons other than for “Cause” (as defined in the Amended and Restated Executive Employment Agreement entered into between Mr. Thomas and Moldflow and dated November 2, 2007), Mr. Thomas will be eligible to receive the full retention bonus. Mr. Thomas’s starting base salary with Autodesk (or one of its subsidiaries) will be $305,000 annually. In connection with the Merger, Autodesk (or one of its subsidiaries) may enter into employment compensation, severance or other employee benefits arrangements with certain of Moldflow’s employees; however, the specific terms of these compensation arrangements have not been agreed upon.

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Appointment Time:

(a) by mutual written agreement of Autodesk and Moldflow; or

(b) by either Autodesk or Moldflow, if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without the Purchaser (or Autodesk on the Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph (b) shall not be available to any party to the Merger Agreement whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted (i) in any of the conditions to the Offer set forth in Annex A to the Merger Agreement having failed to be satisfied, or (ii) in the expiration or termination of the Offer in accordance with the terms of the Merger Agreement without the Purchaser (or Autodesk on the Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Merger Agreement; or

(c) by either Autodesk or Moldflow, if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without the Purchaser (or Autodesk on the Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer on or before July 31, 2008 (such date, as it may be extended pursuant to the terms of the Merger Agreement, the “Termination Date”); provided however, that, (i) in the event a condition to the Offer set forth in clause (A) of first paragraph of Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations” shall not have been satisfied on or prior to the Termination Date, but all other conditions to the Offer set forth in Annex A to the Merger

Agreement shall have been satisfied on or prior to the Termination Date, either Autodesk or Moldflow may elect to extend the Termination Date, by written notice to the other prior to or on the scheduled Termination Date, for 30 calendar days, provided, however, that the Termination Date may not be extended for more than three 30 calendar day periods in the aggregate, and (ii) that the right to terminate the Merger Agreement pursuant to this paragraph (c) shall not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted (A) in any of the conditions to the Offer set forth in Annex A to the Merger Agreement having failed to be satisfied on or before the Termination Date (as it may be extended pursuant to the terms of the Merger Agreement) or (B) in the expiration or termination of the Offer in accordance with the terms of the Merger Agreement without the Purchaser (or Autodesk on the Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Merger Agreement; or

(d) by either Autodesk or Moldflow if any governmental authority of competent jurisdiction shall have issued or granted any order that is in effect and has the effect of making any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) illegal in any jurisdiction, or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in any jurisdiction, and such order has become final and non-appealable; or

(e) by Moldflow:

(i) in the event (A) of a breach of any covenant or agreement on the part of Autodesk or the Purchaser set forth in the Merger Agreement or (B) that any of the representations and warranties of Autodesk and the Purchaser set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case so as to prevent Autodesk and the Purchaser from consummating the Offer in accordance with the terms of the Merger Agreement; provided, however, that notwithstanding the foregoing, in the event that such breach by Autodesk or the Purchaser or such inaccuracies in the representations and warranties of Autodesk or the Purchaser are curable by Autodesk or the Purchaser through the exercise of commercially reasonable efforts, then Moldflow shall not be permitted to terminate the Merger Agreement pursuant to this paragraph (e)(i) until the earlier to occur of (1) 15 calendar days after delivery of written notice from Moldflow to Autodesk of such breach or inaccuracy, as applicable or (2) Autodesk or the Purchaser ceasing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Moldflow may not terminate the Merger Agreement pursuant to this paragraph (e)(i) if such breach or inaccuracy by Autodesk or the Purchaser is cured within such 15 calendar day period); or

(ii) immediately prior to entering into a definitive agreement with respect to a Superior Proposal, provided that (A) Moldflow and its subsidiaries have not breached or violated (or are not deemed to have breached or violated) the terms of the non-solicitation and board recommendation provisions of the Merger Agreement, (B) subject to the terms of the Merger Agreement, the Moldflow Board of Directors has effected a change in its recommendation in favor of the transactions contemplated by the Merger Agreement and authorized Moldflow to enter into a definitive agreement for a transaction that constitutes a Superior Proposal, (C) immediately prior and as a condition to the termination of the Merger Agreement pursuant to this paragraph (e)(ii), Moldflow pays to Autodesk the Termination Fee (as defined below) payable pursuant to the Merger Agreement and (D) immediately following such termination, Moldflow enters into such definitive agreement; or

(f) by Autodesk:

(i) in the event (A) of a material breach of any covenant or agreement on the part of Moldflow set forth in the Merger Agreement or (B) that any representation or warranty of Moldflow set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions to the Offer set forth in clauses (3)(C)(i) and (3)(C)(ii) of the first paragraph of Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations”, respectively, would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that such breach by Moldflow or such inaccuracies in the representations and warranties of Moldflow are curable by Moldflow through the exercise of commercially reasonable efforts, then Autodesk shall not be permitted to terminate the Merger Agreement pursuant to this paragraph (f)(i) until the earlier to occur of (1) 15 calendar days period after delivery of written notice from Autodesk to Moldflow of such breach or inaccuracy, as applicable, or (2) Moldflow ceasing to exercise and continuing not to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Autodesk may not terminate the Merger Agreement pursuant to this paragraph (f)(i) if such breach or inaccuracy by Moldflow is cured within such 15 calendar day period); or

(ii) in the event that (A) Moldflow shall have breached the non-solicitation or board recommendation change provisions of the Merger Agreement (or be deemed, pursuant to the Merger Agreement, to have breached) in any material respect (without regard to whether such breach results in an Acquisition Proposal), (B) the Moldflow Board of Directors or any committee thereof shall have for any reason effected a change in its recommendation to Moldflow’s stockholders to accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement, whether pursuant to or in breach of this Agreement; (C) Moldflow shall have failed to include the Moldflow Board of Director’s recommendation to Moldflow’s stockholders to accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the Merger Agreement in the Schedule 14D-9 or to permit Autodesk to include such recommendation in the Offer Documents; (D) the Moldflow Board of Directors or any committee thereof shall have for any reason approved, or recommended that Moldflow stockholders approve, any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal); (E) Moldflow shall have entered into a letter of intent, memorandum of understanding or contract (other than a confidentiality agreement contemplated by the Merger Agreement) accepting any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal) or (F) an Acquisition Proposal (whether or not a Superior Proposal) shall have been made by a Person unaffiliated with Autodesk and, within 10 business days after notice of such Acquisition Proposal is first published, sent or given to Moldflow stockholders, Moldflow shall not have sent to Moldflow stockholders, pursuant to Rule 14e-2 under the Exchange Act, a statement unconditionally reaffirming the Moldflow Board of Director’s recommendation in favor of the transactions contemplated by the Merger Agreement and unconditionally recommending that the stockholders of Moldflow reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer.

Notwithstanding the consummation of the Offer or the prior adoption of the Merger Agreement by Moldflow stockholders in accordance with DGCL, the Merger Agreement may be terminated and the Merger may be abandoned, at any time from and after the Appointment Time but prior to the Effective Time if any governmental entity of competent jurisdiction shall have issued or granted any order that is in effect and has the effect of making the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction and such order has become final and non-appealable.

In addition, notwithstanding the consummation of the Offer or the prior adoption of the Merger Agreement by Moldflow’s stockholders in accordance with DGCL, the Merger Agreement may be terminated by Autodesk and the Merger may be abandoned by Autodesk, at any time from and after the Appointment Time but prior to the Effective Time, if after the Appointment Time any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any law, statute, rule or regulation that is in effect and has the effect of making the consummation of the Merger illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction.

In the event of its termination, the Merger Agreement shall be of no further force or effect without liability of any party or parties to the Merger Agreement, as applicable (or any stockholder, director, officer, employee, agent, consultant or representative of such party or parties) to the other party or parties to the Merger Agreement, as applicable, except (a) for the terms of Section 6.9 (Confidentiality Agreement), Section 6.10 (Exclusivity Agreement), Section 8.3 (Notice of Termination; Effect of Termination), Section 8.4 (Fees and Expenses) and Article IX (General Provisions) of the Merger Agreement, each of which shall survive the termination of the Merger Agreement and (b) that nothing therein shall relieve any party or parties to the Merger Agreement, as applicable, from liability for any willful breach of, or fraud in connection with, the Merger Agreement. In addition, no termination of the Merger Agreement shall affect the obligations of the parties to the Merger Agreement set forth in the Confidentiality Agreement or the Exclusivity Agreement (as amended pursuant to the Merger Agreement), all of which obligations shall survive termination of the Merger Agreement.

Expenses; Termination Fee. Except as set forth in the next three paragraphs, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Moldflow shall pay to Autodesk a fee equal to $7,500,000 (the “Termination Fee Amount”) by wire transfer of immediately available funds to an account or accounts designated by Autodesk, within 1 business day after demand by Autodesk, in the event that (A) (1) the Merger Agreement is terminated by Autodesk or Moldflow pursuant to paragraphs (b) or (c) of subsection “Termination” above, or (2) the Merger Agreement is terminated by Autodesk pursuant to paragraph (f)(i) of subsection “Termination” above; (B) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement (in the case of any termination referred to in clause (A)(1) above) or prior to the breach or inaccuracy that forms the basis for a termination of the Merger Agreement (in the case of any termination referred to in clause (A)(2) above), an Acquisition Proposal shall have been publicly announced or shall have become publicly known, or shall have been communicated or otherwise made known to Moldflow; and (C) within 12 months following the termination of the Merger Agreement, either an Acquisition Transaction (whether or not resulting from the Acquisition Proposal referenced in clause (B) above and whether or not with the same counter-party or parties that made the Acquisition Proposal referenced in the preceding clause (B)) is consummated or Moldflow enters into a letter of intent, memorandum of understanding or contract providing for an Acquisition Transaction (whether or not resulting from the Acquisition Proposal referenced in clause (B) above and whether or not with the same counter-party or parties that made such Acquisition Proposal).

In the event that the Merger Agreement is terminated pursuant to paragraph (e)(ii) of subsection “Termination” above, prior and as a condition to the effectiveness of such termination, Moldflow shall pay to Autodesk a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Autodesk.

In the event that the Merger Agreement is terminated pursuant to paragraph (f)(ii) of subsection “Termination” above, within 1 business day after demand by Autodesk, Moldflow shall pay to Autodesk a fee equal to the Termination Fee Amount by wire transfer of immediately available funds to an account or accounts designated in writing by Autodesk.

Tender and Voting Agreements

The following individuals, as owners of the Shares, Shares held as Restricted Stock and Shares issuable upon exercise of outstanding options next to their names below, entered into tender and voting agreements with Autodesk (the “Tender and Voting Agreements”) that, among other things (i) restrict the transfer of their Shares, (ii) obligate them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) obligate them to tender all their Shares in the Offer not later than the fifth business day prior to the scheduled expiration date of the Offer.

Stockholder	Shares Owned	Shares of Restricted Stock	Shares issuable upon exercise of outstanding options
Roger E. Brooks	9,966	12,556	42,500
Frank W. Haydu III	2,000	11,161	42,500
Pauline M. Healy	11,957	—	—
Lori M. Henderson	16,781	21,215	56,580
Kett Superannuation Fund	500	—	—
Peter K. Kennedy	82,521	17,190	50,841
Gary Kraemer	—	20,000	—
Robert J. Lepofsky	—	9,765	25,000
Gregory W. Magoon	1,393	17,791	34,866
Ian M. Pendlebury	12,901	17,554	50,098
Robert P. Schechter	—	9,765	32,500
A. Roland Thomas	135,540	46,105	238,086
Jane MacIntyre	125,707	—	—
Kenneth R. Welch	65,899	27,247	56,648

Based on the number of Shares outstanding as of April 30, 2008, the number of Shares owned by the stockholders that entered into the Tender and Voting Agreements and eligible to be tendered in the Offer represent approximately 3.8% of Moldflow’s issued and outstanding common stock. This summary is qualified in its entirety by reference to the Form of Tender and Voting Agreement, which is filed as Exhibit 10.1 to the Form 8-K filed by Autodesk on May 1, 2008 and is incorporated by reference herein.

Confidentiality Agreement

Autodesk and Moldflow entered into a confidentiality agreement, dated January 1, 2008, in connection with both parties’ evaluation of the potential business relationship that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Autodesk and Moldflow agreed to keep confidential all non-public information received from the other party. Autodesk and Moldflow also agreed that the non-public information furnished pursuant to the confidentiality agreement would be used solely for the purpose of evaluating the potential business relationship that resulted in the Offer and would not be publicly disclosed or used to reverse engineer any confidential information. If requested, both parties are required to return or destroy the written non-public information furnished pursuant to the confidentiality agreement. This summary is qualified in its entirety by reference to the confidentiality agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Exclusivity Agreement

Autodesk and Moldflow entered into an exclusivity agreement, dated March 28, 2008, which set forth the terms on which Autodesk and Moldflow would agree to engage in discussions regarding the potential business combination that resulted in the Offer. The exclusivity agreement contained a “standstill” provision and a non-solicitation provision. Pursuant to the “standstill” provision, Autodesk agreed that, among other things and for a period of 6 months, Autodesk would not, without Moldflow’s prior written consent, publicly propose or publicly announce an intention to propose any transaction between Autodesk and Moldflow, acquire or assist in the acquisition of Moldflow or any of its securities or assets, join any group with respect to any potential acquisition of Moldflow or seek to control or influence the Moldflow Board of Directors. Pursuant to the non-solicitation provision, Moldflow agreed that, among other things and for a period of 35 days, Moldflow would not engage in any discussions with any party (other than Autodesk) regarding an acquisition of Moldflow or the sale or transfer of 15% or more of Moldflow’s assets. This summary is qualified in its entirety by reference to the exclusivity agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Amendment to Rights Agreement

On May 1, 2008, prior to the execution of the Merger Agreement, the Moldflow Board of Directors approved an amendment to Moldflow’s existing shareholder rights agreement. The amendment, among other things, rendered the shareholder rights agreement inapplicable to the Merger, the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement. The Amendment provides that the execution and delivery of Merger Agreement and/or the Tender and Voting Agreements, or the consummation of the Offer and/or Merger, will not result in either Autodesk or the Purchaser being deemed an “Acquiring Person” (as such term is defined in the shareholder rights agreement). In addition, the Amendment provides that none of a “Stock Acquisition Date”, a “Distribution Date”, “Section 11(a)(ii) Event” or a “Section 13 Event” (each as defined in the shareholder rights agreement) shall occur, and that “Rights” (as such term is defined in the shareholder rights agreement) will not separate from shares of Moldflow common stock, in each case, by reason of the approval or execution of the Merger Agreement, the announcement or consummation of the Merger, consummation of the Offer, the Merger Agreement or the transactions contemplated by the Merger Agreement. The amendment also provides that the shareholder rights agreement shall expire immediately prior to the Appointment Time (as defined in the Merger Agreement) if the shareholder rights agreement has not otherwise terminated. If the Merger Agreement is terminated, the changes to the shareholder rights agreement pursuant to the amendment will be of no further force and effect. This summary is qualified in its entirety by reference to the amendment itself.

14.    Dividends and Distributions.

The Merger Agreement provides that Moldflow will not, among other things (a) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Moldflow securities or any of the securities of Moldflow’s subsidiaries, except for (i) the issuance and sale of Shares pursuant to Moldflow options or other equity awards outstanding on the date of the Merger Agreement and (ii) the grant (in one grant or a series of grants) of Moldflow options (but not the issuance of Shares of Moldflow restricted stock or the grant of restricted stock units) with respect to 1,500 Shares to any employee and not more than an aggregate of 25,000 Shares to all employees, with each grant at an exercise price equal to the fair market value of the Shares as of the date of grant, solely to employees of Moldflow hired after the date of the Merger Agreement in the ordinary course of business consistent with past practice and with terms and conditions consistent with Moldflow’s option plans (including with respect to vesting and acceleration), or (b) other than cash dividends (which do not result in, or give rise to, a material tax liability to Moldflow or any of Moldflow’s subsidiaries) made by any direct or indirect wholly-owned subsidiary of Moldflow to Moldflow or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or make distributions in respect of the shares of Moldflow or any of its subsidiaries. See Section 13 of this Offer to Purchase entitled “The Transaction Documents”.

15.    Conditions to the Purchaser’s Obligations.

The Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), pay for any Shares that are tendered in the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time):

•

(1) any waiting period (and extensions thereof) applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated and all other antitrust, competition or merger control or regulatory consents that Autodesk reasonably deems necessary or appropriate to consummate the transactions contemplated by the Merger Agreement have not been obtained or received on terms that do not involve an Adverse Regulatory Condition (as defined below) and (2) any other clearances, consents, approvals, orders and authorizations of any governmental authority that are deemed to be necessary or desirable by Autodesk to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement have not been obtained or received;

•

(2) there have not been validly tendered in accordance with the terms of the Offer and not withdrawn (the “Minimum Condition”) a number of Shares that, together with any Shares then owned by Autodesk or the Purchaser, represents at least a majority of (i) all then outstanding Shares, plus (ii) all Shares issuable upon the exercise of all then outstanding Moldflow options that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such Moldflow options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (iii) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than Moldflow options) that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer; or

•	(3) any of the following events has occurred:

•

(A) any of the representations and warranties of Moldflow with respect to organization and standing, subsidiaries, authorization, brokers, state anti-takeover statutes and the opinion of financial advisor set forth in the Merger Agreement that (i) are qualified by “Company Material Adverse Effect” (as defined below) or materiality qualifications or other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall not have been true and correct in all respects on the date of the Merger Agreement and as of the date of the expiration of the Offer with the same force and effect as if made on and as of such date (or with respect to any representation and warranties that expressly address matters only as of particular date, if any such representations and warranties shall not have been true and correct in all respects as of such particular date) and (y) are not so qualified shall not have been true and correct in all material respects on the date of the Merger Agreement or on or as of the expiration date of the Offer (or with respect to any representations and warranties that expressly address matters only as of particular date, if any such representations and warranties shall not have been true and correct in all material respects as of such particular date);

•

(B) the representations and warranties of Moldflow with respect to capitalization set forth in the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement and as of the expiration date of the Offer with the same force and effect as if made on and as of such date other than in any de minimis respects, except in each case for any failure to be so true and correct that would not result in damages to Autodesk (including as a result of the payment of additional consideration in the Offer or the assumption of additional Moldflow options or other shares of Moldflow capital stock in connection with the Offer or the Merger) that exceeds one percent (1%) of the aggregate purchase price payable in the Offer (calculated based on the representations and warranties of Moldflow with respect to capitalization set forth in the Merger Agreement);

•

(C) (i) any of the representations and warranties of Moldflow set forth in the Merger Agreement (other than those addressed by (3)(A) and (B) above and Section 3.10(a) of the Merger Agreement relating to the occurrence of a Company Material Adverse Effect) (disregarding all “Company Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material”) (i) shall not have been true and correct in all respects as of the date of the Merger Agreement except (A) for those representations and warranties which expressly address matters only as of a particular date (which representations shall have been true and correct as of such particular date and (B) for any failure to be so true and correct as has not had and would not reasonably likely to have, individually or in the aggregate, a “Company Material Adverse Effect”, or (ii) shall not be true and correct in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date.

For the purposes of determining the accuracy of the representations and warranties of Moldflow set forth in the Merger Agreement, any changes specifically contemplated by the Merger Agreement shall be disregarded.

•

(4) Moldflow shall have failed to perform in any material respect its obligations under the Merger Agreement to be performed prior to the expiration of the Offer or to comply in any material respect with any covenant or agreements to be performed or complied with under the Merger Agreement;

•	(5) there shall be pending or overtly threatened any suit, action or proceeding by any governmental authority against Autodesk, the Purchaser, Moldflow or their respective affiliates:

•

(A) seeking to enjoin the acquisition by the Purchaser (or Autodesk on the Purchaser’s behalf) of any Shares pursuant to the Offer, or, seeking to restrain or prohibits the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Tender and Voting Agreements (as defined below)(including the voting provisions thereunder);

•

(B) seeking to impose material limitations on the ability of the Purchaser (or Autodesk on the Purchaser’s behalf), or render the Purchaser (or Autodesk on the Purchaser’s behalf) unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger;

•

(C) seeking to prohibit or impose any limitations on the ownership or operation by Autodesk, the Purchaser or any of their subsidiaries of all or any portion of business of assets of Autodesk, the Purchaser, Moldflow or any of their respective affiliates, or to compel Autodesk or the Purchaser to dispose of or hold separate any portion of the business or assets of Autodesk, the Purchaser, Moldflow or any of their respective affiliates, subject to the limitations described below;

•

(D) seeking to impose material limitations on the ability of Autodesk or the Purchaser effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to Moldflow’s stockholders, subject to the limitations described below;

•	(E) which would other wise be reasonably expected to have a Company Material Adverse Effect, subject to the limitations described below.

In the case of (5)(A), (B) and (C), the Offer conditions would not be satisfied if and to the extent the referenced limitations: (i) would be reasonably expected to have a material adverse effect on Moldflow taken as a whole with its subsidiaries, (ii) would be reasonably expected to have a material adverse effect on Moldflow, Autodesk and their respective subsidiaries, taken as a whole or (iii) would be reasonably expected to have materially and adversely affect the benefits to be derived from the Offer and Merger.

For the purposes of the Merger Agreement, the events described in (5)(A), (B) and (C) above are referred to as an “Adverse Regulatory Condition.”

•

(6) any governmental authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the transactions contemplated by the Merger Agreement any law, statute, rule or regulation that is in effect and has the effect of making the consummation of transactions contemplated by the Merger Agreement (including the Offer or the Merger) illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) in any jurisdiction, (ii) issued or granted, or overtly threatened to issue or grant, any order or any injunction that is in effect and has or would be reasonably expected to have the effect of making transactions contemplated by the Merger Agreement (including the Offer or the Merger) illegal in any jurisdiction or which has the effect of prohibiting or otherwise preventing the consummation of transactions contemplated by the Merger Agreement (including the Offer or the Merger) in any jurisdiction, or (iii) taken or overtly threatened any other action that would be reasonably expected to have any of the consequences referred to in (5)(A) through (E) above.

•

(7) Any “Company Material Adverse Effect” shall have occurred or exists following the execution and delivery of the Merger Agreement (whether or not events or circumstances occurring prior to the execution and delivery of the Merger Agreement caused or contributed to the occurrence of such Company Material Adverse Effect); or

•	(8) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Autodesk and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Autodesk and the Purchaser, in whole or in part at any time and from time to time prior to the expiration date in the sole discretion of Autodesk; provided, however, that the Minimum Condition can be waived only with the prior written consent of Moldflow. The failure by Autodesk and the Purchaser to waive any of the conditions to the Offer will not be deemed to be a waiver of any such right to waive any conditions to the Offer (other than the Minimum Condition) each such waiver right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.    Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, the Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. However, the Purchaser and Autodesk, together with their advisors, are continuing to review whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but the Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Purchaser’s right to decline to purchase Shares if any of the offer conditions shall not have been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions.

Antitrust Matters.

United States. The HSR Act provides that the acquisition of Shares by the Purchaser may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by the Purchaser and Moldflow and provide that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC from the Purchaser. Within such 15 day period the Division or the FTC may request additional information or documentary material from the Purchaser and Moldflow. In the event of such request, the acquisition of Shares under the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC from the Purchaser and Moldflow. Autodesk filed its Form with the Division and the FTC on May 13, 2008 and Moldflow filed its Form with the Division and the FTC on May 13, 2008.

Foreign Jurisdictions. This acquisition of Shares pursuant to the Offer may also be subject to review by the Federal Cartel Office (“FCO”) in Germany. Pursuant to the Act against Restraints of Trade, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCO, and a waiting period of one month has expired or the FCO grants clearance of the transactions contemplated by the Merger Agreement. Autodesk filed its notification with the FCO on May 9, 2008. In the event that the FCO commences a second-stage investigation, the waiting period may be extended for up to an additional three months.

The Offer may also be subject to review by the Fair Trade Commission of Japan (“FTCJ”). Under the Act Concerning Prohibition of Private Monopolisation and Maintenance of Fair Trade, Autodesk is required to file a notification with the FTCJ following the consummation of the transactions contemplated by the Merger Agreement, therefore there is no waiting period before which the parties cannot consummate the transaction.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Moldflow to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Moldflow to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Moldflow, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Moldflow and persons holding “restricted securities” of Moldflow to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on Nasdaq. Autodesk currently intends to and will cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Moldflow, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 15 of this Offer to Purchase entitled “Conditions to the Purchaser’s Obligations”.

17.    Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Offer Price.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

18.    Fees and Expenses.

Except as set forth below, neither the Purchaser nor Autodesk will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The Purchaser has retained Georgeson, Inc. as Information Agent and Computershare Trust Company N.A. as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary also will be indemnified by the Purchaser against certain liabilities in connection with the Offer.

19.    Miscellaneous.

The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holder of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Purchaser other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Purchaser.

The Purchaser has filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to Moldflow in Section 8 of this Offer to Purchase entitled “Certain Information Concerning Moldflow”.

Switch Acquisition Corporation

May 15, 2008

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below as of March 31, 2008. The business address of each director and officer is in care of Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser.

None of the directors and officers of the Purchaser listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Robert Kross	54	Robert Kross was elected President, Chief Executive Officer and Secretary in May 2008 and has been a director since May 2008. Please see below under “Directors and Executive Officers of Autodesk” for current principal occupation with Autodesk and for five-year employment history.

Mark Abrahams	50	Mark Abrahams was elected Vice President, Assistant Secretary and Chief Financial Officer in May 2008 and has been a director since May 2008 of the Purchaser. Mr. Abrahams joined Autodesk in September 1997, and has since served in a variety of positions, including Vice President of Tax at Autodesk. In February 2001, Mr. Abrahams was promoted to Treasurer of Autodesk and he has served in that position since his promotion. Prior to joining Autodesk, Mr. Abrahams held senior positions at Silicon Graphics and public accounting firms Ernst & Young and Arthur Andersen.

Susan Pirri	43	Susan Pirri was elected Vice President and Assistant Secretary in May 2008 and has been a director of the Purchaser since May 2008. Ms. Pirri joined Autodesk in February 2003, as Senior Director, Investor Relations and currently serves as Vice President, Investor Relations.

DIRECTORS AND EXECUTIVE OFFICERS OF AUTODESK

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Autodesk are set forth below. The business address of each director and executive officer is Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Autodesk.

None of the directors and executive officers of Autodesk listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States, except Crawford W. Beveridge, who is a citizen of the United Kingdom, Per-Kristian Halvorsen, who is a citizen of Norway and Marc Petit, who is a citizen of France and Canada.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors:

Carol A. Bartz*	59	Carol A. Bartz joined Autodesk in April 1992 and serves as Executive Chairman of Autodesk’s Board of Directors. Ms. Bartz’s present duties include enhancing relationships with Autodesk’s key customers, partners, governments and investors along with focusing on activities designed to improve the business climate for Autodesk. From April 1992 to April 2006, Ms. Bartz served as Chairman of the Board of Directors, Chief Executive Officer and President. Ms. Bartz is a director of Cisco Systems, Inc., Intel Corporation and Network Appliance, Inc.

Carl Bass*	50	Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is a director of McAfee, Inc.

Mark A. Bertelsen	64	Mark A. Bertelsen joined the law firm of Wilson Sonsini Goodrich & Rosati in 1972 and was the firm’s managing partner from 1991 to 1996. Mr. Bertelsen is a director of Informatica Corporation.

Crawford W. Beveridge	62	Crawford W. Beveridge has served as Executive Vice President and Chairman EMEA, APAC and the Americas of Sun Microsystems, Inc. since April 2006. From March 1985 to December 1990 and from March 2000 to April 2006, Mr. Beveridge held other positions at Sun Microsystems, Inc., including Executive Vice President and Chief Human Resources Officer. From January 1991 to March 2000, Mr. Beveridge served as the Chief Executive Officer of Scottish Enterprise. Mr. Beveridge is a director of Scottish Equity Partners Ltd. and eSilicon Corporation.

J. Hallam Dawson	71	J. Hallam Dawson has served as Chairman of the Board of IDI Associates, a private investment bank specializing in Latin America, since September 1986. Mr. Dawson is a director of ChinaTrust Bank (USA) and OneCalifornia Bank.

Per-Kristian Halvorsen	56	Per-Kristian Halvorsen has served as Chief Technology Officer and Senior Vice President of Intuit, Inc. since January 2007. Previously, he was the Chief Technology Innovation Officer of Intuit, Inc. He was Vice President and Director of the Solutions and Services Research Center at HPLabs from 2000 to 2005.

Sean M. Maloney	51	Sean M. Maloney has been Executive Vice President and General Manager, Sales and Marketing Group, and Chief Sales and Marketing Officer of Intel Corporation since July 2006. Prior to holding these positions, Mr. Maloney held a number of executive positions within Intel Corporation since 1995.

Elizabeth A. Nelson	47	Elizabeth A. Nelson has been an independent consultant since December 2005. Previously, Ms. Nelson served as Executive Vice President and Chief Financial Officer of Macromedia, Inc. from February 1997 and as a member of its board from January 2005 until its acquisition by Adobe in December 2005. Ms. Nelson joined Macromedia in 1996 as the head of its mergers and acquisitions activities. Ms. Nelson is a director of CNET Networks, Inc., MarketLive, Inc., and SuccessFactors, Inc.

Charles J. Robel	58	Charles J. Robel has served as the Chairman of the Board of Directors of McAfee, Inc. since October 2006. In addition, Mr. Robel serves as a member of McAfee Inc.’s Audit Committee. Previously, he was a Managing Member and the Chief of Operations for Hummer Winblad Partners, a venture capital firm, from June 2000 to December 2005. Prior to joining Hummer Winblad, Mr. Robel led the High Technology Transaction Services Group of PricewaterhouseCoopers LLP in Silicon Valley from 1995 until 2000 and served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers from 1985 to 1995. In additional to his service as Chairman of the Board of Directors and as a member of the Audit Committee of McAfee, Inc., Mr. Robel is a director and member of the Audit Committee of Informatica Corporation, and is a director and Chairman of the Audit Committee of DemandTec, Inc.

Steven M. West	52	Steven M. West is a founder and partner of Emerging Company Partners, LLC, which was formed in January 2004. Mr. West served as Chief Operating Officer of nCUBE Corporation, a provider of on-demand media systems, from December 2001 to July 2003. Prior to joining nCUBE, he was the President and Chief Executive Officer of Entera, Inc. from September 1999 until it was acquired by Blue Coat Systems, Inc. (formerly CacheFlow Inc.) in January 2001. Mr. West is a director of Cisco Systems, Inc. He is chairman of the Cisco Systems Audit Committee and a member of its Investment Committee.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Executive Officers:

Carol A. Bartz	59	See above.

Carl Bass	50	See above.

George M. Bado	53	George M. Bado joined Autodesk in October 2002 and serves as Executive Vice President, Worldwide Sales and Services. From October 2004 to April 2006, Mr. Bado served as Senior Vice President, DSG Worldwide Sales and Consulting. From October 2002 to October 2004, Mr. Bado served as Vice President, DSG Worldwide Sales. Prior to joining Autodesk, Mr. Bado served as a consultant to the Board of Directors of ChipData, Inc., a venture backed start up involved in electronic design verification from May 2002 to October 2002. Prior to that, Mr. Bado was Executive Vice President, Sales and Consulting for Innoveda, Inc., an electronic design automation software company, from July 2001 to April 2002 (Innoveda, Inc. was acquired by Mentor Graphics Corporation in April 2002) and from March 2000 to June 2001 was Executive Vice President, Operations for Centric Software, Inc., a product lifecycle management solutions company.

Jan Becker	55	Jan Becker joined Autodesk in September 1992 and has served as Senior Vice President, Human Resources and Corporate Real Estate since June 2000. Ms. Becker previously served in other capacities in the Human Resources Department at Autodesk.

Alfred J. Castino	55	Alfred J. Castino joined Autodesk in August 2002 and serves as Senior Vice President and Chief Financial Officer. Prior to joining Autodesk, Mr. Castino was Chief Financial Officer for Virage, Inc., a video and media communication software company from January 2000 to July 2002. Prior to this, Mr. Castino served as Vice President of Finance and then Senior Vice President and Chief Financial Officer at PeopleSoft, Inc., an enterprise software company, where he worked from September 1997 to August 1999. Mr. Castino holds a CPA certificate from the State of California. Mr. Castino is also a director of Synopsys, Inc.

Jay Bhatt	39	Jay Bhatt joined Autodesk in August 2001 and serves as Senior Vice President of Autodesk AEC (Architecture, Engineering and Construction) Solutions. From August 2001 to February 2004, Mr. Bhatt served as Vice President, Corporate Development and Strategic Planning. From March 2000 to July 2001, he served as Chief Financial Officer and senior vice president of Business Development of Buzzsaw.com, Inc., a spin-off of Autodesk. Prior to that, Mr. Bhatt worked as an investment banker and as a transactional attorney.

Chris Bradshaw	40	Chris Bradshaw joined Autodesk in September 1991 and has served as Senior Vice President and Chief Marketing Officer, Worldwide Marketing since September 2007. Prior to this, Mr. Bradshaw served as Senior Vice President, Worldwide Marketing from March 2007 to September 2007, as Vice President of Worldwide Marketing from January 2007 to March 2007, Vice President of Autodesk’s Infrastructure Solutions Division (ISD) from February 2003 to January 2007, and from August 2001 to January 2003, he was Vice President of Autodesk Building Collaboration Services. He served

		as senior vice president of sales and marketing for Buzzsaw.com, Inc., a spin-off of Autodesk, from September 1999 to August 2001 and as sales development director for Autodesk’s AEC (Architecture, Engineering and Construction) products in the Asia-Pacific region from July 1997 to August 1999. He has also held other executive and non-executive positions at Autodesk.

Moonhie Chin	50	Moonhie Chin joined Autodesk in February 1989 and has served as Senior Vice President Strategic Planning and Operations since March 2007. From January 2003 to March 2007 she was Vice President Strategic Planning and Operation, and served as Vice President of Business Operations for Location Services from September 2000 to January 2003, and Vice President of Business Administration from June 1999 to September 2000. She has also held other non-executive positions at Autodesk.

Pascal W. Di Fronzo	44	Pascal W. Di Fronzo joined Autodesk in June 1998 and has served as Senior Vice President, General Counsel and Secretary since March 2007. From March 2006 to March 2007 Mr. Di Fronzo served as Vice President, General Counsel and Secretary and served as Vice President, Assistant General Counsel and Assistant Secretary from March 2005 through 2006. Previously, Mr. Di Fronzo served in other business and legal capacities in Autodesk’s Legal Department. Prior to joining Autodesk, he advised high technology and emerging growth companies on business and intellectual property transactions and litigation while in private practice.

Amar Hanspal	44	Amar Hanspal joined Autodesk in June 1987 and serves as Senior Vice President, Platform Solutions and Emerging Business. From January 2003 to January 2007, Mr. Hanspal served as Vice President of Autodesk Collaboration Solutions. He served as Vice President of Marketing of RedSpark, Inc., a spin-off of Autodesk focused on building a collaborative product development system for the discrete manufacturing industry, from April 2000 to December 2001. He has also held other executive and non-executive positions at Autodesk.

Robert Kross	54	Robert Kross has served as Senior Vice President of the Manufacturing Solutions Division since March 2007. Since joining Autodesk in November 1993, Mr. Kross has served as Vice President of the Manufacturing Solutions Division from December 2002 to March 2007 and a director in the Manufacturing Division from February 1998 to December 2002. Prior to that, he was President and co-founder of Woodbourne Inc., a provider of parametric design tools that was acquired by Autodesk in 1993.

Marc Petit	44	Marc Petit joined Autodesk in October 2002 and serves as Senior Vice President, Media and Entertainment. Since joining Autodesk, he has served as Vice President of Product Development and Operations for the Media and Entertainment Division from October 2002 to March 2007. Prior to joining Autodesk, Mr. Petit was Vice President of Operations for Aptilon Health, an online interactive marketing company.

*	Serves as both an executive officer and director of Autodesk.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers (212) 440-9800

Stockholders Call Toll Free (877) 278-9677